SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES
EXCHANGE ACT OF 1934

Cox Communications, Inc.

(Name of Subject Company)
Cox Communications, Inc.
(Names of Persons Filing Statement)

Class A Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

224044 10 7

(CUSIP Number of Class of Securities)

Jimmy W. Hayes

Cox Communications, Inc.
1400 Lake Hearn Drive
Atlanta, Georgia 30319-1464
Telephone: (404) 843-5000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of person(s) filing statement)

With copies to:

Peter S. Golden, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
Telephone: (212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address of Person Filing this Statement

      The name of the subject company and the issuer is Cox Communications, Inc., a Delaware corporation (“Cox”). The principal executive offices of Cox are located at 1400 Lake Hearn Drive, Atlanta, Georgia 30319-1464 and the telephone number is (404) 843-5000.

Securities

      The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits and Annexes hereto, this “Statement”) relates is Cox’s Class A common stock, par value $1.00 per share (the “Common Stock” or “Shares”). As of October 31, 2004, there were 606,319,354 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address of Person Filing this Statement

      Cox’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference. Cox is the person filing this statement and is the subject company.

Tender Offer

      This Statement relates to a joint offer by Cox and Cox Holdings, Inc. (“Holdings” and, together with Cox, the “Purchasers”), a Delaware corporation and wholly owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), to pay $34.75 per Share net to the seller in cash, without interest, for any and all of the outstanding Shares not otherwise owned by Holdings or Cox DNS, Inc., a wholly owned subsidiary of Enterprises (“DNS”), upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase, dated November 3, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and/or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended and/or supplemented from time to time, the “Schedule TO”), filed by the Purchasers and Enterprises with the Securities and Exchange Commission (the “SEC”) on November 3, 2004. The Offer to Purchase is filed as Exhibit (a)(1)(A) to this Statement and is being mailed to Cox’s stockholders together with this Statement. The Offer is made in accordance with the Agreement and Plan of Merger, dated as of October 19, 2004, by and among Enterprises, Holdings, CEI-M Corporation, a Delaware corporation and wholly owned subsidiary of Holdings (“CEI-M”), and Cox (the “Merger Agreement”).

      The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer and in accordance with Delaware General Corporation Law (the “DGCL”), CEI-M will merge with and into Cox (the “Merger”), with Cox being the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”) each Share shall be converted into the right to receive $34.75 per Share (other than Shares owned by Enterprises, Holdings, CEI-M, Cox, any wholly owned subsidiary of Cox or any stockholder of Cox who is entitled to and properly exercises appraisal rights under Delaware law) (the “Merger Consideration”).

      The Schedule TO states that the address of Enterprises’ principal executive offices are located at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328 and the telephone number is (678) 645-0000. The Schedule TO states that the address of Holdings’ principal executive offices are located at 3993 Howard Hughes Parkway, Las Vegas, NV 89109 and the telephone number is (702) 732-2904. Cox’s name, address and telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

      All information contained in, or incorporated by reference into, this Statement concerning Enterprises, Holdings or CEI-M, including but not limited to information with respect to the financing to be obtained in connection with the Offer and information with respect to the respective directors and executive officers of Enterprises, Holdings or CEI-M or actions or events with respect to any of them, was provided by Enterprises, and Cox takes no responsibility for such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

      Except as described in this Statement or incorporated herein by reference, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between Cox or its affiliates and

(a) Cox’s executive officers, directors or affiliates or (b) Enterprises or any of its executive officers, directors or affiliates.

Enterprises Share Ownership; Interlocking Directors and Officers

      Enterprises through Holdings, beneficially owns 25,696,470 shares of the Class C common stock of Cox (“Class C Stock”), and 340,710,646 Shares, and, through DNS, Enterprises beneficially owns 1,901,322 shares of Class C Stock and 24,980,530 Shares, which together with the Class C Stock and Shares owned by Enterprises through Holdings, in the aggregate, represents approximately 62% of the outstanding shares of common stock of Cox and approximately 73% of the voting power in Cox. Three members of the Cox Board of Directors (the “Board”) also are directors and executive officers of Enterprises: James C. Kennedy (Chairman of Board of Directors and CEO of Enterprises); G. Dennis Berry (President and Chief Financial officer of Enterprises) and Robert C. O’Leary (Director, Executive Vice President and Chief Financial Officer of Enterprises). In addition, Andrew A. Merdek, Enterprises’ corporate secretary, also serves as Cox’s corporate secretary.

Director and Officer Ownership of Shares

      Officers and directors of Cox who own Shares will receive the same consideration as the unaffiliated Cox stockholders. At October 31, 2004, the members of the Board and executive officers of Cox owned, in the aggregate, 627,995 Shares (exclusive of Shares they have the right to acquire pursuant to stock options and exclusive of restricted shares of Common Stock (“Restricted Shares”)) and will receive a payment for such Shares in the aggregate amount of $12,712,384, assuming that they tender all of such Shares in the Offer. At October 31, 2004, directors owned in the aggregate 539,563 Shares of which the members of the special committee of the Board (the “Special Committee”) owned in the aggregate 12,017 Shares (exclusive of Restricted Shares).

Director and Officer Ownership of Stock Options

      At October 28, 2004, directors and executive officers of Cox held vested options to acquire an aggregate of 2,131,800 Shares, with exercise prices ranging from $8.49 to $50.94 per Share. Of these options, options to acquire 1,504,478 Shares had exercise prices of less than the $34.75 per Share to be paid in the Offer. If these options were exercised and the issued Shares were tendered into the Offer, the holders of these in the money options would realize an aggregate “spread” of $29,094,178.12. Other than Mr. James O. Robbins, Cox’s Chief Executive Officer, no director holds any options to acquire Shares.

      Each employee or former employee of Cox who, immediately prior to the completion of the Merger, is a holder of a vested stock option to acquire Common Stock will be offered the right, in return for the cancellation of such vested stock option, to receive an amount in cash equal to the product of (1) the excess, if any, of the Merger Consideration over the exercise price of the option and (2) the number of Shares subject to the vested option. A holder of vested options may elect to forgo the cash payment in consideration for his or her vested options, and, instead, continue to hold a vested option to purchase the Shares subject to the option. Upon completion of the Merger, unvested options to acquire Shares that are held by employees or former employees of Cox under the equity plans sponsored by Cox will remain outstanding in accordance with their terms.

Director and Officer Ownership of Restricted Shares

      At October 31, 2004, directors and executive officers of Cox held an aggregate of 531,406 Restricted Shares, of which the members of the Special Committee owned in the aggregate 10,960 Restricted Shares. Upon completion of the Merger, each Restricted Share will be converted into cash in an amount equal to the Merger Consideration, which cash will be free of all restrictions and forfeiture provisions.

      A table setting out the number of Shares beneficially owned by each of the directors and officers of Cox, Enterprises and Holdings and by each person known by Cox to own more than five percent (5%) of any class of the outstanding voting securities of Cox is contained under “Special Factors — Security Ownership of Certain Beneficial Owners” in the Offer to Purchase and is incorporated herein by reference.

Indemnification and Insurance

      Enterprises and Cox have agreed that all rights to indemnification, advancement of expenses and exculpation existing on the date of the Merger Agreement in favor of the present or former directors or officers of Cox or its subsidiaries (“Indemnified Persons”), as provided in Cox’s certificate of incorporation and bylaws or similar documents of any of Cox’s subsidiaries in effect as of the date of the Merger Agreement, with respect to matters occurring prior to the Effective Time, shall survive the Merger and continue in full force and effect after the Effective Time. Under the Merger Agreement, Enterprises also has agreed that the certificate of incorporation and bylaws of the Surviving Corporation and the certificate or articles of incorporation, bylaws or similar documents of its subsidiaries, with respect to indemnification and exculpation of, and advancement of expenses to, Indemnified Persons will not be amended or repealed prior to the sixth anniversary of the completion of the Merger in any manner that would materially adversely affect those rights with respect to the Indemnified Persons. Under the Merger Agreement, all rights to indemnification or advancement of expenses existing as of the date of the Merger Agreement in favor of any Indemnified Person in any indemnification agreement between such person and Cox or any of its subsidiaries or under applicable law shall survive the Merger and continue in full force and effect in accordance with the terms of such agreement or law. The Merger Agreement provides that, to the maximum extent permitted by law, all such indemnification of Indemnified Persons with respect to matters occurring before the completion of the Merger shall be mandatory rather than permissive, and Cox and its subsidiaries shall advance expenses in connection with such indemnification. After the completion of the Merger, Enterprises and the Surviving Corporation shall jointly and severally, to the fullest extent permitted by applicable law, subject to certain provisions set forth in the Merger Agreement, indemnify, defend and hold harmless each Indemnified Person against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) any acts or omissions occurring or alleged to occur prior to the completion of the Merger in their capacities as officers or directors of Cox or any of its subsidiaries or taken by them at the request of Cox or any of its subsidiaries or (ii) the adoption and approval of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement or arising out of or pertaining to the transactions contemplated by the Merger Agreement.

      For six years after completion of the Merger, Enterprises or the Surviving Corporation will obtain and maintain officers’ and directors’ liability insurance with respect to matters occurring prior to completion of the Merger covering each Indemnified Person. The insurance to be maintained will be on terms, with respect to coverage and amounts, no less favorable than to those of the policies in effect on the date of the Merger Agreement, provided that in satisfying its obligation with respect to the maintenance of insurance, neither Enterprises nor the Surviving Corporation will be obligated to pay premiums in excess of 200% of the amount per annum paid or payable by Cox in 2004 for such insurance. If Enterprises and the Surviving Corporation are unable to obtain the required insurance, they will obtain as much coverage as possible for an annual premium equal to such maximum amount.

Agreements with Enterprises

The Merger Agreement

      The summary of the Merger Agreement and the statement of the conditions of the Offer contained under “Special Factors — The Merger Agreement” and “The Tender Offer — Section 12. Certain Conditions to the Offer”, respectively, in the Offer to Purchase are incorporated herein by reference. The summary and description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (d)(1)(A) to this Statement and is incorporated herein by reference.

Services and Other Transactions

      Cox receives certain services from, and has entered into certain transactions with, Enterprises. A description of these services and transactions is contained under “Special Factors — Related Party Transactions” in the Offer to Purchase and is incorporated herein by reference.

Item 4.	The Solicitation/Recommendation.

Background of the Offer

      Prior to 1995, Cox was a wholly owned, privately held division of Enterprises operating cable television systems serving customers in several states. On February 1, 1995, Cox merged with The Times Mirror Company (“Times Mirror”) with the intent and effect of Cox acquiring Times Mirror’s cable television systems. As a result of this merger, each share of Times Mirror common stock was converted into one share of New TMC Inc. common stock and 0.615289 of a share of Cox Class A common stock. The shares of Cox’s Class A common stock issued in the

Timer Mirror merger were listed for trading on the New York Stock Exchange, and Cox became a publicly traded company.

      Since the initial public offering of Cox Class A common stock in 1995, a number of circumstances discussed further under “Special Factors — Purpose and Structure of the Offer and the Merger; Reasons of Enterprises for the Offer and the Merger” in the Offer to Purchase have occurred that have prompted Enterprises to embark on this transaction.

      In late spring 2004, executives of Enterprises began to believe that increasing Enterprises’ stake in Cox might be Enterprises’ most attractive investment opportunity and that the current environment of the capital markets made such an investment more feasible. At the same time, executives of Cox had been considering the repurchase of publicly held Shares as an investment alternative. On June 25, 2004, James C. Kennedy, Enterprises’ Chairman of the Board and Chief Executive Officer and Cox’s Chairman of the Board, Robert C. O’Leary, Enterprises’ Executive Vice President and Chief Financial Officer and a Cox Board member, James O. Robbins, President and Chief Executive Officer of Cox and a Cox Board member, Jimmy W. Hayes, Cox’s Executive Vice President, Finance and Chief Financial Officer, and Robert Redella, Vice President, Mergers and Acquisitions at Cox, and James A. Hatcher, Senior Vice President, Legal and Regulatory Affairs at Cox, met to discuss certain investment opportunities available to Cox. At this meeting Mr. Redella presented a number of alternatives, including the potential repurchase by Cox of some or all of Cox’s publicly held Class A common stock.

      On June 28, 2004, Mr. Kennedy, Mr. O’Leary, Richard J. Jacobson, Enterprises’ Treasurer, Andrew Merdek, Enterprises’ Vice President, Legal Affairs, Corporate Secretary and General Counsel, Mr. Robbins, Mr. Hayes, Mr. Redella, Mr. Hatcher and certain other members of the Cox finance group met with an attorney from Dow, Lohnes & Albertson, PLLC, legal counsel to Enterprises (“Dow Lohnes”). At this meeting, Dow Lohnes presented a number of legal considerations with respect to analyzing a proposal to purchase some or all of Cox’s publicly held stock.

      On June 29, 2004, Citigroup Global Markets Inc. (“Citigroup”) and Lehman Brothers Inc. (“Lehman Brothers”) each met with Mr. O’Leary, Mr. Jacobson, David Head, Controller of Enterprises, Scott Whiteside, then Vice President of Business Development of Enterprises, and Andrew Drake, Director of Business Development of Enterprises, and discussed previously provided materials analyzing a potential going private transaction involving Cox. The preliminary financial analyses included in these materials were refined in subsequent presentations described under “Special Factors — Position of Enterprises and Holdings Regarding Fairness of the Offer and the Merger — Summary of Financial Analyses of Citigroup and Lehman Brothers” in the Offer to Purchase.

      On June 30, 2004, Mr. Kennedy met with G. Dennis Berry, Enterprises’ President and Chief Operating Officer and a Cox Board member, Mr. O’Leary, Mr. Jacobson, Mr. Merdek, Mr. Whiteside, Mr. Drake and Mr. Head at which meeting Messrs. Kennedy and O’Leary decided to explore in more detail a transaction to purchase all of the outstanding publicly held stock of Cox.

      On July 9, 2004, Mr. Jacobson, Mr. Whiteside, Mr. Head and Mr. Drake and certain attorneys from Dow Lohnes met with certain representatives of Citigroup and Lehman Brothers to discuss the structure and financing of a potential going private transaction involving Cox, including a tender offer for all of the outstanding publicly held stock of Cox.

      On July 22, 2004, Mr. Berry, Mr. O’Leary, Mr. Jacobson, Mr. Head, Robert Jimenez, Director of Corporate Communications, Mr. Drake, Mr. Whiteside, Mr. Merdek, certain members of Enterprises’ legal department and certain attorneys from Dow Lohnes met with certain representatives of Citigroup and Lehman Brothers to discuss further the structure and financing of a tender offer or merger which would have the effect of taking Cox private. Citigroup and Lehman Brothers presented written materials to Enterprises at this meeting, which included information covering, among other things, these topics and preliminary financial analyses. These preliminary financial analyses were refined in subsequent presentations described under “Special Factors — Position of Enterprises and Holdings Regarding Fairness of the Offer and the Merger —Summary of Financial Analyses of Citigroup and Lehman Brothers” in the Offer to Purchase.

      On July 27, 2004, Mr. O’Leary presented senior management’s findings and certain considerations with respect to a potential tender offer for the publicly held stock of, or merger with, Cox to the Board of Directors of Enterprises.

      On July 30, 2004, Citigroup and Lehman Brothers sent preliminary discussion materials to certain members of management of Enterprises. The discussion materials included, among other information, a preliminary analysis of summary valuation ranges. This presentation is described below under “Special Factors — Position of Enterprises and Holdings Regarding Fairness of the Offer and the Merger —Summary of Financial Analyses of Citigroup and Lehman Brothers” in the Offer to Purchase.

      On Sunday, August 1, 2004, the Enterprises Board met by conference call to consider making an offer to purchase all of the Shares not beneficially owned by Enterprises. After considering the implications of the proposed transaction, the Enterprises Board unanimously approved the offer at a price of $32 per Share. Enterprises also formally engaged Citigroup and Lehman Brothers as their financial advisors for the proposed transaction on August 1. Later that day, Enterprises sent a letter to the members of the Cox Board offering to acquire the Shares it did not already beneficially own at $32 per share in cash pursuant to a negotiated transaction, including a tender offer. The letter also stated Enterprises’ expectation that a special committee of independent Cox directors would be formed to respond to its proposal.

      Mr. Kennedy telephoned each of the Cox Board members who was not also an Enterprises executive officer and advised them of the contents of the letter. He also stated his expectation that Janet Clarke, Rodney Schrock and Andrew Young would constitute the Special Committee empowered to consider and respond to the Enterprises proposal because they were the only directors of Cox who were neither members of management nor affiliated with Enterprises.

      On Monday, August 2, 2004, Enterprises issued a press release announcing its proposal to acquire Shares held by the public at $32 per Share in cash. On this day, Enterprises filed an amendment to its Schedule 13D with the SEC. This amendment included the letter to the Cox Board, the press release and a copy of a commitment letter providing for financing for the proposed transaction.

      From August 2 through August 5, the members of the Special Committee held a number of telephonic meetings relating to organizational matters and creating a process to review the Enterprises proposal, with the assistance of independent legal and financial advisors.

      After reviewing written materials provided by numerous law firms and conducting interviews and follow-up conversations with seven law firms, on August 5, the Special Committee unanimously voted to retain Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) as its legal counsel. Among the reasons for this selection were Fried Frank’s reputation, its experience in mergers and acquisitions transactions, its experience in representing other special committees, and the absence of any previous relationship with Enterprises, Cox or any of their affiliates.

      On August 6, the Special Committee met telephonically with Fried Frank. The Special Committee members and Fried Frank discussed the fiduciary responsibilities of the Special Committee members and the draft resolutions relating to the creation and authority of the Special Committee, which resolutions had been provided to the Committee and Fried Frank earlier in the week. The Special Committee unanimously voted to retain the law firm of Morris, Nichols, Arsht & Tunnel to act as its Delaware counsel. The Special Committee also discussed the process for selecting its financial advisors, including a review for potential conflicts of interests, and elected Ms. Clarke Chair of the Special Committee.

      From August 6 through August 10, members of the Special Committee reviewed written materials provided to them by numerous investment banking firms. At the request of the Special Committee, Enterprises and Cox provided information regarding all investment banking and financial advisory firms with which they or their affiliates had relationships in the past.

      On August 10, the Special Committee met in person with Fried Frank. The Special Committee members and Fried Frank discussed the fiduciary duties of members of the Special Committee and the legal considerations relevant to the evaluation by the Special Committee of the Enterprises proposal. The business combination provision of Cox’s certificate of incorporation and the merger provisions of the DGCL were reviewed. The Special Committee discussed draft resolutions creating the Special Committee and Fried Frank was instructed to negotiate certain changes to the draft. At this meeting, the Special Committee discussed investment banking firms they had identified on a preliminary basis as possible candidates for interviews based upon their reputation, experience in the cable and telecom industries, absence of significant business relationships with Cox, Enterprises, the Cox family or any of their affiliates, and mergers and acquisitions and special committee experience.

      At this meeting, each member of the Special Committee reviewed any relationships between the Special Committee member, his or her relatives, employers, or any business, charitable, educational or other institutions with which the Special Committee member or the member’s family has a relationship, on the one hand, and Cox, Enterprises, any affiliates of Enterprises or any members of the Cox family, on the other hand, in order to avoid even the appearance of a potential conflict of interest in evaluating the Enterprises proposal. The Special Committee concluded that none of its members had a conflict of interest in considering the Enterprises proposal.

      On August 11 and August 12, one or more members of the Special Committee met with representatives of ten investment banking firms. These firms discussed their perspectives on the cable industry, their initial view of the process of evaluating the Enterprises proposal, the types of valuation methodologies they expected to employ in analyzing the Enterprises proposal, and information about their firms.

      On August 13, the Special Committee unanimously decided to retain Goldman, Sachs & Co. (“Goldman Sachs”), subject to reaching agreement on the terms of the engagement. (Before selecting Goldman Sachs, the Special Committee was advised by Mr. Schrock that an affiliate of Goldman Sachs was one of the investors in Panasas, Inc., a company in which Mr. Schrock had an economic interest and for which he had served as President and Chief Executive Officer. The Special Committee did not believe this relationship created any basis for concern.)

      At a telephonic meeting held on August 16, the Special Committee unanimously approved the letter providing for the engagement of Goldman Sachs as the Special Committee’s exclusive financial advisor. As part of its deliberations, the Special Committee reviewed the structure of fees payable to Goldman Sachs, including the Special Committee’s preference for a fee which included an incentive for Goldman Sachs to negotiate the highest possible price. In particular, the Special Committee concluded that the fixed portion of the fee, $6.39 million, was substantial enough to ensure that its financial advisor should not be motivated by the incentive fee to advise in favor of a proposed transaction which was not in the best interests of the public stockholders. The incentive fee, an additional fee equal to .2% of the aggregate value to be paid to public stockholders above the $32.67 closing price of the Shares on August 13, was intended to help ensure that, if the Special Committee decided to negotiate with Enterprises, the negotiations would result in the maximum price for stockholders. The Special Committee would then evaluate whether to accept or reject this price.

      Following discussions between Fried Frank and Dow Lohnes from August 6 through August 16, the terms of the resolutions creating the Special Committee were agreed upon. The resolutions included a resolution that the Cox Board would not authorize or recommend any transaction involving Enterprises without the prior favorable recommendation of the Special Committee. After concluding that these resolutions permitted it to fulfill its fiduciary duties in evaluating and responding to the Enterprises proposal on behalf of the public stockholders, the Special Committee unanimously approved these resolutions at a telephonic meeting held on August 17.

      In addition to creating and empowering the Special Committee, these resolutions provided for the compensation of the members of the Special Committee. Ms. Clarke and Mr. Schrock each have received a one-time fee of $150,000. Mr. Young did not receive this fee. (Cox has indicated its intention to make a charitable contribution of $150,000 by the end of 2004 to a charity recommended by Mr. Young. Although this is Cox’s present intention, the determination whether to make a donation, and if a donation is made, the amount, timing and the charity to receive the donation, is in the sole discretion of Cox.) Additionally, each member of the Special Committee receives a fee of $2,000 for each Committee meeting held in person and $1,000 for each telephonic meeting at which the Special Committee passes a resolution or otherwise takes formal action.

      Late in the evening on August 17, the Special Committee issued a press release announcing its formation and its retention of financial and legal advisors.

      The Special Committee held a meeting with Goldman Sachs and Fried Frank on August 18. Goldman Sachs discussed its proposed due diligence review of Cox and recent trading activity in the Shares. The Special Committee discussed an appropriate process for the Special Committee to follow.

      At this meeting, the Special Committee decided to accept the invitation in the August 1 letter from Enterprises for a meeting at which Enterprises could present its proposal to the Special Committee. This meeting was scheduled for August 25.

      A telephonic meeting of the Special Committee was held on August 20. Goldman Sachs reported on the status of its review of information relating to Cox and its schedule for meeting with Cox management.

      Following a preparatory meeting of the Special Committee on the morning of August 25, the Special Committee and its financial and legal advisors met with Enterprises and its financial and legal advisors. Mr. Kennedy stated that Enterprises believed that realization of the benefits of Cox’s business plan required a time horizon which the public trading markets, with their focus on quarterly performance, did not have. He further stated his belief that the per Share price of $32 proposed by Enterprises was a full and fair price.

      Representatives of Citigroup and Lehman Brothers reviewed a written presentation setting forth the reasons why Enterprises believed its proposal was financially attractive to Cox’s public stockholders, carried limited risk, and was generous given valuation trends in the cable industry and the overall market.

      In support of the view that the proposal was in the best interests of public stockholders, the presentation noted that the negative stock market sentiment towards cable stocks was unlikely to be reversed and that market and research analysts continued to re-rate cable stocks downward. The presentation stated that the Enterprises proposal created value for Cox’s public stockholders which would be difficult to realize if Cox remained public because the public market emphasis on short term results impeded long term focus. The presentation repeated that Enterprises was not willing to sell its interest in Cox or allow Cox to be sold to a third party.

      The presentation noted that the $32 per Share proposal was a 16% premium to the $27.58 closing price on the last trading day before public announcement of the Enterprises proposal, implied a per subscriber value of $3,896, represented a multiple of 9.9 times estimated 2004 EBITDA and a 34% premium to the average enterprise value and subscriber multiple of cable peers. The presentation reviewed in detail competitive challenges confronting the cable industry and Cox. The financial analyses performed in this presentation are described under “Special Factors — Position of Enterprises and Holdings Regarding Fairness of the Offer and the Merger — Summary of Financial Analyses of Citigroup and Lehman Brothers” in the Offer to Purchase.

      Mr. Kennedy assured the Special Committee that, if Enterprises completed its proposed acquisition of all of Cox, Enterprises had no plans to pursue meaningful acquisitions or asset dispositions and had not had any discussions with any investors regarding any post-transaction investments in Cox.

      After the meeting with Enterprises, the Special Committee met with its legal and financial advisors. Goldman Sachs reviewed trading and ownership information regarding the Shares, “sellside” research valuation reports regarding Cox, and a comparison of information regarding Cox’s subscribers, subscriber growth and penetration rates, revenues per subscriber and revenue growth rates, and EBITDA and capital expenditure information to similar information for Comcast, TimeWarner Cable, Cablevision, Adelphia and Charter. The representatives of Goldman Sachs also compared Cox’s past long range plans to sellside research estimates and provided a preliminary analysis of Cox’s debt capacity. Legal counsel reviewed the draft merger agreement provided by counsel to Enterprises earlier in the week and possible responses to be made at an appropriate time.

      On August 27, the Special Committee held a telephonic meeting with its financial and legal advisors. Representatives of Goldman Sachs reported on a meeting they had attended between Cox and a debt-rating agency. Goldman Sachs reported on conversations it had with Cox’s management on the status of Cox’s revised long range plan and the Special Committee and its advisors discussed the relevance of this plan to the Special Committee’s evaluation of the Enterprises proposal. The Special Committee also agreed to hear the views of a large stockholder which had written to the Special Committee of its views that the Enterprises proposal undervalued Cox. (The Special Committee met telephonically with this investor on August 31.)

      The Special Committee met telephonically on September 1 and September 9 and received reports on the status of the due diligence efforts of Goldman Sachs. Goldman Sachs received Cox’s revised long-range plan on September 8.

      Another large stockholder of Cox expressed its views that the $32 per Share Enterprises proposal did not adequately reflect Cox’s value in a telephonic meeting with the Special Committee on September 13.

      On September 15, the Special Committee met with its financial and legal advisors. Representatives of Goldman Sachs reviewed preliminary analyses of Cox using a number of valuation methodologies. The Special Committee was advised that these analyses were subject to revision because Goldman Sachs had not yet completed its due diligence review of Cox.

      At this meeting, Goldman Sachs also brought to the Committee’s attention that it had made a presentation as part of a marketing effort to certain senior executives of Cox on May 24, 2004 and to Enterprises’ Treasurer on June 9, 2004. Goldman Sachs had not performed any due diligence with respect to Cox at the time of the presentation and the presentation did not contain any valuation analyses. The purpose of the presentation was only to preview a series of hypothetical investment alternatives for Cox, including whether repurchases of up to all publicly held Shares at hypothetical prices substantially in excess of $34.75 were affordable to Enterprises. The presentation made various hypothetical assumptions, for purposes of illustration, about the cost and availability of debt financing to Cox, the growth rate of EBITDA and Cox’s ability to meet the fall 2003 long range plan. The information upon which this hypothetical review was based had changed substantially as a result of the revision of Cox’s 2003 long range plan which was revised and replaced in its entirety by the revised long range plan.

      At this September 15 meeting, the Special Committee authorized its legal counsel to communicate to legal counsel for Enterprises that it expected that Goldman Sachs would be in a position to meet with Citigroup and Lehman Brothers during the week of September 27.

      Late in the afternoon on September 17, the Special Committee received a letter from Mr. O’Leary which expressed the view that Cox’s revised long range plan underestimated competition and risks in achieving the plan and, therefore, overstated future cash flows. The letter also pointed out that a majority of research analysts following Cox had financial projections meaningfully lower than those in the Cox plan. The letter concluded by stating the $32 per Share offer provided full and fair value to public stockholders in light of these considerations.

      Following meetings on September 17 and September 18, the Special Committee approved a written response to Mr. O’Leary which stated that the Special Committee was relying on the long range plan. The response requested that Enterprises’ views not be communicated to management of Cox in order to ensure that management’s ongoing assessment of the plan remain unaffected by these views.

      On September 21, the Special Committee and representatives of Fried Frank met telephonically and prepared for an in-person meeting scheduled for September 23.

      On September 23, the Special Committee met with representatives of Goldman Sachs and Fried Frank in order to formulate an initial response to the Enterprises proposal. At this meeting, Goldman Sachs reviewed revised preliminary financial analyses of Cox and a draft document to be presented to Citigroup and Lehman Brothers at a meeting to be scheduled for the week of September 27. This draft document was prepared for purposes of initiating negotiations with Enterprises and its advisors. As a negotiating tactic, the Special Committee felt it was important to highlight positive factors influencing the valuation of Cox. As such, this draft document was intended to indicate an aggressive view of value in response to the Enterprises proposal of $32 per Share. After discussion, it was agreed that this draft negotiating presentation would be revised and again reviewed by the Special Committee.

      At this meeting, the Special Committee again discussed with Fried Frank issues raised by the draft merger agreement provided by counsel to Enterprises and possible responses.

      On the evening of September 26, the Special Committee met telephonically with representatives of Goldman Sachs and Fried Frank and discussed and approved a revised presentation to Citigroup and Lehman Brothers.

      On September 28, representatives of Goldman Sachs met with representatives of Lehman Brothers and Citigroup. Goldman Sachs presented the written presentation previously authorized by the Special Committee.

      This presentation, which was prepared only for the purposes of negotiation, reviewed Cox’s leadership position in the cable industry and set out reasons why Cox could be expected to outperform other cable companies. Among the reasons cited were the strength of its integrated communications provider business model as supported by a strong management team, a leading brand, a leading bundling strategy, and strong customer support; strong operating assets with a concentration of almost 80% of subscribers in 12 clusters, an integrated billing system and high quality infrastructure; and expected strong financial performance, including substantial increases in cash flow. The benefits realized by the bundling of video, high speed data and telephony as well as expected benefits from enhanced entertainment services, such as entertainment on demand, DVR and HDTV, also were addressed. The presentation compared Cox’s revenue growth, sources of revenue, basic penetration rates, revenue per subscriber, cable EBITDA margins, EBITDA growth rates, and EBITDA per basic subscriber to peer companies in the cable industry. Discovery and Cox’s business services unit (commercial telephony and data) also were reviewed.

      The presentation compared revenue and EBITDA estimates for 2005 and 2006 contained in Cox’s revised long range plan with those set out in research reports. Potential upside from more aggressive introduction of digital video recording and entertainment on demand services, accelerated transition from narrowband to broadband, and introduction of VOIP to new markets also was noted.

      The presentation also reviewed the historical relationship between cable valuations and the S&P Industrials Index and the historical relationship between the trading values for the Shares and the trading value of Comcast common stock. The presentation also included future stock price and discounted cash flow analyses and a public trading analysis comparing the implied cable enterprise value of Cox with that of certain other cable companies.

      The presentation concluded by stating the Special Committee’s view that there was substantial support for the Special Committee’s belief that the value of the Shares was not reflected in Enterprises’ $32 per Share proposal.

The representatives of Goldman Sachs then communicated, on behalf of the Special Committee, the Special Committee’s desire for Enterprises to significantly increase its $32 per Share offer.

      Legal counsel to the Special Committee telephoned legal counsel to Enterprises following the meeting of financial advisors on September 28. Fried Frank advised Dow Lohnes that the Special Committee would not authorize the discussion of detailed comments on the draft merger agreement previously provided by Enterprises’ counsel until Goldman Sachs was able to report meaningful progress in its discussions on value with Enterprises’ financial advisors. However, Fried Frank discussed with Dow Lohnes the structure of Enterprises’ proposal, the Special Committee’s view of the desirability of a non-waivable majority of minority condition and certain other limited matters.

      Early in the evening of September 28, the Special Committee held a telephonic meeting to receive reports from its financial and legal advisors. Goldman Sachs reported that its meeting with Citigroup and Lehman Brothers concluded with those advisors expressing concern that there did not seem to be any overlap between the views of value held by the Special Committee and Enterprises.

      On September 29, an attorney from Dow Lohnes telephoned Fried Frank to express Enterprises’ concerns about the values indicated by the September 28 Goldman Sachs presentation and Enterprises’ different views about Cox’s prospects. Another meeting between the financial advisors to the Special Committee and Enterprises was suggested. The Special Committee received a report on this telephone conversation in a telephonic meeting that evening.

      On October 1, the Special Committee received a letter, dated September 30, from Mr. O’Leary. This letter expressed Enterprises’ desire for a prompt decision on its proposal by the Special Committee, a desire to work collaboratively with the Special Committee, and a concern that the values indicated to Enterprises by the Special Committee’s advisors did not reflect the intensifying competitive environment and risks in achieving Cox’s long range plan. The letter suggested another meeting between the financial advisors for the Special Committee and Enterprises.

      From October 1 through October 3, in formal meetings and in telephone conversations with each other and the Special Committee’s financial and legal advisors, the Special Committee reviewed the issues raised by Mr. O’Leary concerning the valuation methodologies employed by Goldman Sachs, decided that a written response to Mr. O’Leary’s letter was appropriate, and agreed upon the response.

      On October 4, the Special Committee sent a letter to Mr. Kennedy. The letter stated that the Special Committee was unanimous in its view that $32 per Share was not an acceptable price for public stockholders. The Special Committee also stated that it was committed to a process to determine whether an agreement could be reached with Enterprises which treated public stockholders fairly and that differing views about competition were being considered as part of the Special Committee’s work. The letter agreed that a meeting of the financial advisors should occur.

      The Cox Board held a regularly scheduled meeting on October 6. Enterprises’ proposal was not addressed at this meeting. Management of Cox reported on operating and financial results, its expectations for the remainder of the year, and the impact of major hurricanes in Florida on Cox’s business. Management also reported on the effect of regional bell operating company competition on high-speed Internet subscriber growth and that it expected to lower its guidance for basic subscriber growth at the time it publicly announced third quarter financial results.

      Following the Cox Board meeting, the Special Committee held a telephonic meeting with its financial and legal advisors to discuss a meeting between Goldman Sachs and Citigroup and Lehman Brothers scheduled for October 7. In response to a request from Enterprises’ counsel earlier in the day for a comprehensive discussion of the draft merger agreement, the Special Committee reaffirmed its position that no further comments on the draft be made until after progress had been made in the discussions between financial advisors.

      Goldman Sachs met with Citigroup and Lehman Brothers on October 7. Citigroup and Lehman Brothers delivered a written presentation. The presentation by Citigroup and Lehman Brothers highlighted the reasons why Enterprises both disagreed with the valuations included in the September 28 Goldman Sachs presentation and considered Cox’s revised long range plan to be overly aggressive in light of intensifying competition. It noted that the revised long term plan had not been reviewed in the normal budgeting process or approved by the Cox Board. The sensitivity of values indicated by the plan to variations in pricing, penetration, margin expansion, and the adoption of new services was reviewed. In that regard, it was noted that approximately 80% of the value of Cox indicated by a discounted cash flow analysis was attributable to “terminal values” based on performance in 2009 and that this performance was subject to great uncertainty in light of the competitive environment and the difficulty of estimating performance five years in the future. The presentation also noted the following: that Cox’s new businesses were substantially more risky than its existing core cable operations; that Discovery and Cox Business Services were overvalued; that the public market is highly efficient and in possession of relevant business information and is a critical benchmark; and that institutional shareholders had been net sellers of Cox following Enterprises’ offer. The presentation concluded by stating that Enterprises’ $32 offer reflected an attractive premium.

      After further discussion of their differing perspectives on the cable industry and Cox, Enterprises’ financial advisors stated that they were not authorized to negotiate price.

      In the early evening of October 7, Goldman Sachs reported on its meeting with Enterprises’ financial advisors during a telephonic meeting of the Special Committee. The members of the Special Committee reaffirmed their view that $32 per Share did not adequately reflect the value of Cox.

      On October 11, representatives of Citigroup and Lehman Brothers telephoned a representative of Goldman Sachs and indicated that Enterprises was prepared to increase its offer to $33.50 per Share if this would result in agreement on price and prompt resolution of all issues on the merger agreement in a manner acceptable to Enterprises. The possible increase to $33.50 per Share was characterized as Enterprises’ highest and final offer. Citigroup and Lehman Brothers also explained the basis for Enterprises’ belief that $33.50 per Share was a full and fair price, including the view that this price represented a per subscriber valuation of $4,000. The representative of Goldman Sachs stated that the willingness of Enterprises to increase its offer to $33.50 would be communicated to the Special Committee, but that a $33.50 price was likely to be unacceptable to the Special Committee.

      The Special Committee met telephonically early in the evening on October 11 and received the information communicated earlier in the day to Goldman Sachs by Citigroup and Lehman Brothers. The Special Committee concluded that a price of $33.50 did not adequately reflect the value of the Shares and scheduled a meeting for the following day to discuss an appropriate response to Enterprises.

      During an October 12 telephonic meeting, the Special Committee discussed with its financial and legal advisors possible responses to Enterprises’ indication that it was willing to increase its offer to $33.50 per Share. The Special Committee concluded that the appropriate negotiating tactics were for Goldman Sachs to inform Citigroup and Lehman Brothers that (i) if $33.50 were Enterprises’ final price, the Special Committee would reject this price and (ii) if the suggestion of a $33.50 price was intended to lead to agreement on a price per Share of $35.00, the Special Committee would reject that price as well. Instead, Goldman Sachs was instructed to communicate that the Special Committee would accept a price of $37 per Share. The Special Committee also agreed that Ms. Clarke, as Chair of the Special Committee, should communicate the same message to Enterprises following Goldman Sachs’ discussion with Enterprises’ financial advisors.

      Goldman Sachs advised Citigroup and Lehman Brothers of the position of the Special Committee during the evening of October 12.

      On October 13, the Special Committee met telephonically without its advisors and reviewed the status of the process with Enterprises.

      On October 13, Mr. Kennedy telephoned Ms. Clarke. He expressed his view that $33.50 per Share was a full and fair price and his concern that no agreement between Enterprises and the Special Committee on price seemed likely. Mr. Kennedy stated that it was in the interests of all parties to determine quickly whether or not there would be a transaction. He suggested an in-person meeting of principals. Mr. Kennedy indicated that Enterprises was prepared to withdraw its proposal if this meeting did not result in an agreement on price. Mr. Kennedy and Ms. Clarke agreed to work out arrangements for a meeting to be held as soon as practicable.

      Ms. Clarke reported on her conversation with Mr. Kennedy to the members of the Special Committee and its financial and legal advisors on October 13.

      The members of the Special Committee agreed that the meeting with Enterprises should be set for October 15.

      On October 14, the Special Committee met telephonically with its advisors in order to prepare for the meeting the next day with Enterprises. Among the matters discussed was the possibility of Enterprises withdrawing its proposal after the meeting. The Special Committee concluded that this possibility was not a justification for accepting a price which was not fair to public stockholders.

      Mr. Kennedy and Mr. O’Leary met with the three members of the Special Committee early in the afternoon of October 15. None of their advisors were present. At this meeting, Mr. Kennedy reaffirmed that $33.50 per Share was Enterprises’ highest possible price. Each member of the Special Committee expressed his or her view of the value of Cox. The Special Committee indicated that per share values in the high $30’s were supportable.

Mr. Kennedy disagreed. After discussion Mr. Kennedy indicated Enterprises might be willing to increase its offer to $34 per Share and, after further discussion, to $34.50 per Share. The Special Committee stated that it had previously indicated that a $35 per Share price would not be acceptable. Mr. Kennedy stated $34.50 was Enterprises’ highest price and that Enterprises would withdraw its proposal if this price were not acceptable to the Special Committee. The meeting recessed. During the recess, the Special Committee met with its advisors. When the meeting with Mr. Kennedy reconvened, Ms. Clarke stated to Mr. Kennedy that a price of $35.25 per Share was the lowest price the Special Committee would recommend. Mr. Kennedy stated that if a price of $35.25 was the lowest price possible, Enterprises would withdraw its proposal. The meeting ended without agreement.

      The Special Committee again held discussions with its advisors. After those discussions and after taking into account the issues discussed at the previous meeting, including the Committee’s belief that completing a transaction at a fair price was in the best interests of the public stockholders, the Special Committee authorized Ms. Clarke to negotiate on behalf of the Special Committee the best price obtainable from Enterprises, subject to the Special Committee consulting with Goldman Sachs as to the fairness of this price from a financial point of view, having a majority of public stockholders support the transaction, negotiation of a satisfactory merger agreement, and settling the existing litigations relating to the Enterprises proposal. Ms. Clarke then learned that Mr. Kennedy had returned to his office and she arranged to meet with him there. At this meeting, in furtherance of the objective of obtaining the highest possible price for the public stockholders, Ms. Clarke stated to Mr. Kennedy that the Committee would not support a price lower than $35 per Share. Mr. Kennedy again stated that he was not willing to increase the Enterprises offer above $34.50 per Share and was prepared to immediately withdraw the Enterprises proposal. After further discussion, Mr. Kennedy increased the price to $34.75 and stated that this was the final and best offer. Ms. Clarke indicated, on behalf of the Special Committee, that the Special Committee would unanimously accept that price, subject to consulting with Goldman Sachs as to the fairness of that price from a financial point of view, the agreement of Enterprises to require that a majority of the public stockholders support the tender offer as a condition to completing the transaction and the other conditions the Committee had discussed. She also stated that the existing litigation brought on behalf of stockholders should be settled as part of a final agreement on a transaction in order to avoid potential disruption of the transaction and distraction to Cox and its management. Mr. Kennedy asked Enterprises’ legal advisor to join the meeting for the purpose of reviewing the conditions listed by Ms. Clarke. After consulting with Enterprises’ legal advisor, Mr. Kennedy accepted these conditions. Mr. Kennedy and Ms. Clarke agreed that Enterprises, the Special Committee and their respective legal counsel should negotiate the terms of the merger agreement.

      From October 16 through the morning of October 19, the terms of the Merger Agreement were negotiated, the terms of the settlements of the pending litigation brought on behalf of the public stockholders were reached, and the revised commitment letter was finalized.

      On October 18, the Special Committee met with its legal and financial advisors. At this meeting, Goldman Sachs delivered the presentation described under “Opinion of Financial Advisor.” Fried Frank reviewed the terms of the merger agreement, the negotiation of which had been substantially completed. The Special Committee then unanimously determined that the Offer, the Merger and the Merger Agreement are advisable, fair to and in the best interests of Cox and its stockholders (other than Enterprises and its affiliates).

      Following the meeting of the Special Committee, the Cox Board met. The Special Committee reported its recommendation that the Cox Board approve and declare advisable the Offer, the Merger and the Merger Agreement. Based upon the recommendation of the Special Committee, the Cox Board approved the Offer, the Merger and the Merger Agreement and resolved to recommend that stockholders accept the Offer, tender their Shares in the Offer and approve and adopt the Merger Agreement if it is submitted for their approval.

      At a special meeting of the Enterprises Board of Directors on October 18, the Enterprises Board reviewed the terms and conditions of the proposed Merger Agreement, which had been substantially negotiated, and the Enterprises Board unanimously approved the Merger Agreement and the revised financing commitment letter.

      On October 19, Enterprises and Cox issued a joint press release announcing the Offer, the Merger, and the Merger Agreement.

Recommendation of the Special Committee; Fairness of the Offer and the Merger

     The Special Committee

      The Cox Board created the Special Committee because the designees of Enterprises to the Cox Board have a conflict of interest in evaluating Enterprises’ proposal on behalf of the stockholders of Cox (other than Enterprises and its subsidiaries). This conflict of interest exists because Enterprises is seeking to acquire Shares from these stockholders and the board of directors of Enterprises’ designees on the Cox Board could be viewed as representing both the potential purchaser (whose interest is in buying at the lowest possible price) and the seller, the public stockholders (whose interest is to receive the highest value for their Shares, whether through a sale or by maintaining Cox as a publicly traded entity). In addition, those members of the management of Cox who serve on the Cox Board also could be viewed as having a conflict of interest because of Enterprises’ position as controlling stockholder of Cox. Therefore, the Special Committee is comprised of the three members of the Cox Board who are neither designees of Enterprises nor employees of Cox.

      The members of the Special Committee are:

      Janet M. Clarke. Ms. Clarke has served as a director of Cox since March 1995. Ms. Clarke is president of Clarke Littlefield LLC, a marketing technologies consulting firm. Previously, she served as Chief Marketing Officer of DealerTrack, Inc., an automotive finance technology firm, where she was employed beginning September, 2002. Prior to that, she served as Executive Vice President of Young & Rubicam, Inc. and Chairman and Chief Executive Officer, KnowledgeBase Marketing, Inc., a subsidiary of Young & Rubicam, from 2000 to 2001. Previously, she served as the Managing Director — Global Database Marketing of Citibank. Prior to joining Citibank in 1997, Ms. Clarke was Senior Vice President of Information Technology Sector of R.R. Donnelley & Sons Company, which she joined in 1978. Ms. Clarke is a director of ExpressJet Holdings Inc., eFunds Corporation and Forbes.com Inc. She is also a Charter Trustee of Princeton University. Ms. Clarke earned a B.A. from Princeton University and completed the Advanced Management Program at the Harvard Business School.

      Rodney W. Schrock. Mr. Schrock has served as a director of Cox since July 2000. Mr. Schrock served as President and Chief Executive officer of Panasas, Inc., a storage technology company, from February 2001 until December 2003. Previously, he served as President and Chief Executive Officer of AltaVista Company from January 1999 until October 2000. Prior to that, he served as Senior Vice President and Group General Manager of Compaq Computer Corporation’s Consumer Products Group beginning in 1995, and in other management and executive positions with Compaq beginning in 1987. Mr. Schrock earned a B.S. degree in industrial management from Purdue University and an M.B.A. from Harvard University.

      Andrew J. Young. Mr. Young has served as a director of Cox since March 1995. Mr. Young has served as Chairman of GoodWorks International L.L.C. since 1998, and was Co-Chairman from January 1997 until 1998. He was Vice Chairman of Law Companies Group, Inc. an engineering and environmental consulting company, from February 1993 to 1997, and was Chairman of one of its subsidiaries, Law International, Inc., from 1989 to February 1993. From 1981 to 1989, Mr. Young was Mayor of Atlanta, Georgia, and prior to that he served as U.S. Ambassador to the United Nations under President Jimmy Carter and as a member of the U.S. House of Representatives. Mr. Young was Co-Chairman of the Atlanta Committee for the Olympic Games for the 1996 Summer Olympics. Mr. Young holds degrees from Howard University and Hartford Theological Seminary.

      The Special Committee and the Cox Board have unanimously approved the Offer and the Merger and unanimously recommend acceptance of the Offer by holders of Shares.

Recommendation of the Special Committee and the Cox Board

      On October 18, 2004, the Special Committee unanimously:

•	determined that the Offer, the Merger and the Merger Agreement are advisable, fair to and in the best interests of Cox and its stockholders (other than Enterprises and its affiliates);

•	determined to recommend that the Cox Board approve and declare advisable the Offer, Merger and Merger Agreement; and

•	resolved to recommend that stockholders accept the Offer, tender their Shares in the Offer and approve and adopt the Merger Agreement if it is submitted for their approval.

      In connection with its determination that the Offer, Merger and Merger Agreement are advisable, fair to and in the best interests of Cox and its stockholders (other than Enterprises and its affiliates), the Special Committee also approved the Offer and Merger for purposes of the provisions of Section 203 of the DGCL and the “business combination” provisions of Cox’s certificate of incorporation. Absent this approval, completion of the Merger following the purchase of Shares pursuant to the Offer could have required approval by holders of Shares other than Enterprises and its subsidiaries. Instead, if Shares are purchased pursuant to the Offer, Enterprises and its subsidiaries will be able to approve the Merger regardless of the vote of other stockholders.

      Following the meeting of the Special Committee and based upon the recommendation of the Special Committee, the Cox Board unanimously:

•	determined that the Offer, the Merger and the Merger Agreement are advisable, fair to and in the best interests of Cox’s stockholders (other than Enterprises and its affiliates);

•	approved the Offer, the Merger and the Merger Agreement; and

•	resolved to recommend that stockholders accept the Offer, tender their Shares in the Offer and approve and adopt the Merger Agreement if it is submitted for their approval.

Reasons for the Recommendation of the Special Committee; Fairness of the Offer and Merger

Supportive Factors

•	Relation of Offer Price to Historical Market Price and Expected Trading Price of Shares: The offer price of $34.75 per Share represents a premium of approximately 26% over the $27.58 closing price of the Shares on July 30, 2004, the last trading day before announcement of Enterprises’ initial proposal. The offer price also represents a significant premium over the average trading prices for the Shares for the one-month, two-month, three-month and six-month periods ending immediately before the announcement of Enterprises’ $32 per Share proposal (premia of 24.1%, 20.3%, 17.4%, and 12.4%, respectively). In addition the offer price is above the one-year average, two-year average and three year average price for the Shares for the periods ending July 30, 2004 (average prices of $32.23, $30.67, and $32.55, respectively). The Special Committee also noted that the trading prices for the Shares and for other companies in the cable industry had declined during 2004. This performance was believed to be attributable at least in part to increasing investor concerns about intensifying competition from satellite and telephone companies. Also, the proposal by Comcast to acquire Walt Disney & Co. was perceived as creating investor concern that large cable companies might pursue significant transactions with programming content providers or other long-term strategic acquisitions and that this strategy could negatively impact short-term performance of cable companies. In light of these considerations, the Special Committee concluded that the offer price represented a substantial premium over the likely trading price of the Shares were the Offer and Merger not completed and that achieving trading prices near $34.75 per Share in the foreseeable future was unlikely.

•	Negotiation Process and Procedural Fairness: The terms of the Offer and Merger were the result of arms’-length negotiations conducted by the Special Committee, which is comprised of independent directors, with the assistance of independent financial and legal advisors. After negotiations in which the Special Committee obtained increases in the price offered by Enterprises, it concluded that $34.75 was very likely the highest price that could be obtained from Enterprises and that further negotiation could have caused Enterprises to abandon the transaction. In addition, under the provisions of the Merger Agreement, Shares may not be purchased in the Offer and the Merger may not be completed unless the holders of a majority of the Shares (other than those held by Enterprises, its subsidiaries, and the directors and executive officers of Cox) tender their Shares to be purchased pursuant to the Offer.

•	Absence of Ability to Sell Cox to Third Party: Enterprises has stated that it is not interested in pursuing a sale of all of Cox and that it is a long-term investor in the cable industry. In light of Enterprises’ intentions, the Special Committee concluded that realization of third party sale value or causing a sale of a substantial portion, in a liquidation, break-up or similar transaction, of Cox’s assets were not alternatives available to Cox. Consequently, the Special Committee considered a transaction with Enterprises or continuing Cox as a publicly traded entity, with Enterprises remaining as controlling stockholder, as the only practical alternatives available. Maintaining Cox as a publicly traded entity meant stockholders only could realize trading values for their Shares and that these trading values were likely to be significantly less than the Offer price in the near term. The Special Committee recognized that the inability to pursue a third party sale would make realization of values indicated by certain valuation methodologies, such as discounted cash flow, less likely and was aware that historically the Shares and stock in other cable companies have traded at a discount to discounted cash flow values calculated by analysts.

•	Independent Financial Advisor: The Special Committee considered the presentation by its independent financial advisor, Goldman Sachs, and its oral opinion, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the factors, limitations and assumptions set forth in the written opinion, the $34.75 per Share in cash to be received by holders of Shares (other than Enterprises and its affiliates) in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated October 19, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached as Annex A. Further discussion of the letter and the presentation by Goldman Sachs at the October 18 meeting of the Special Committee is contained in “Opinion of Financial Advisor.”

The Special Committee concluded, and instructed Goldman Sachs, that analyses based upon or derived from Cox’s revised long range plan should take into account the possibility that Cox’s performance may be different than that set out in the long range plan. As more fully set forth in “The Tender Offer — Section 7. Certain Information Concerning Cox” in the Offer to Purchase, the Special Committee believes that intensifying competitive pressures in cable, telephone and data/internet businesses create significant risks and uncertainties as to Cox’s ability to meet its revised long range plan, particularly in the years after 2005. In making the determination to take into account operational sensitivities, the Special Committee was aware that this sensitivity analysis would broaden the range of values indicated by the discounted cash flow analysis.

In evaluating the presentation and opinion of Goldman Sachs, the Special Committee was aware that the fee Goldman Sachs would receive if the $34.75 per Share offer price (the “Offer Price”) were accepted and the Offer completed would be approximately $1 million more than the fee it would receive if the Enterprises proposal were rejected because a portion of its fee was based on the value to be paid to holders of shares in excess of $32.67 per Share. However, the Special Committee also was aware that its compensation arrangement with Goldman Sachs provided for an aggregate fee of $6.39 million if a transaction with Enterprises were rejected. The Special Committee believed this $6.39 million fee was large enough to ensure the objectivity of the advice of Goldman Sachs. The contingent fee arrangement was intended to provide Goldman Sachs with an incentive to assist the Special Committee in obtaining the highest price Enterprises was willing to pay, which the Special Committee could then evaluate. In light of these considerations, the Special Committee believed the fee arrangement did not impair the reliability of the advice of Goldman Sachs and helped advance the interests of the holders of Shares (other than Enterprises and its affiliates).

•	Information Regarding Cox, Its Financial Condition and Prospects:

The Special Committee was familiar with Cox, its business, financial condition and prospects. The Special Committee believes Cox operates some of the best cable assets in the country in terms of market location, clustering of subscribers and opportunities for providing telephony and high-speed data services to cable subscribers as part of a “bundling” strategy. In considering Enterprises’ proposal, the Special Committee concluded that primary emphasis should be placed upon an evaluation of Cox’s prospects and the challenges and opportunities for Cox in the future. Cox’s revised long range plan was an integral part of this evaluation. Management of Cox prepares a five-year plan each year. The most current plan, which provided estimates for Cox’s performance for the five calendar years beginning in 2005, was being prepared at the time Enterprises announced its initial proposal on August 2. In the interest of assisting the Special Committee, Cox’s management accelerated completion of the revised long range plan. After reviewing the revised long range plan, the Special Committee determined that there was significant uncertainty as to the ability of Cox to achieve the plan. In addition to the fact that any estimates of future performance are inherently subject to significant economic and competitive uncertainties beyond Cox’s control, the Special Committee considered the following factors:

•	Cox is facing intensifying competition from existing well financed competitors, including regional bell operating companies, satellite video providers and alliances of telephony, video and high-speed data service providers, which are competing on pricing and services, whether offered individually or as bundled packages;

•	voice over internet protocol, or VOIP, is expected to become a greater source of competition to Cox’s telephony business and to provide broadband providers an opportunity to bundle services in competition with Cox and VOIP is becoming more user friendly and its performance and features, including caller ID and conferencing, are near to, or exceed, those of traditional telephony;

•	cellular telephony and wireless data services, such as WIFI, are competing with traditional telephony and internet services;

•	new technologies and applications, such as longer distance versions of WIFI and the provision of broadband services over existing electric utility lines, may lead to even greater competition;

•	Cox will not meet its 2004 budget for basic subscriber growth rates, operating margins and EBITDA and the growth rate for basic subscriber growth has been adjusted downward internally twice within the past

60 days, which indicates the difficulty of predicting financial performance in an environment of intensifying competition and suggests that estimates of performance beyond one year in the future may be subject to uncertainty which increases with the number of years from 2004;

•	the revised long range plan reflects downward revisions for the years 2005 through 2008 when compared to the plan prepared last year for the period 2004 through 2008 and this may suggest that the five-year plan that will be prepared next year may reflect further downward revisions;

•	in presentations to the Cox Board and to Goldman Sachs, management of Cox has indicated that there are significant competitive pressures which make achieving the plan uncertain;

•	levels of capital expenditures may have to be accelerated or increased to meet competition in order to permit faster introduction of new or expanded services;

•	the performance of other major cable industry companies has reflected reduced basic subscriber growth rates and operating margins, which reflects the impact of intensifying competition; and

•	there is a lack of consensus among cable industry securities analysts as to the future performance of the industry and Cox, which indicates a broad range of informed views.

      In light of all these considerations, the Special Committee concluded that the uncertainties surrounding the achievement of the long-range plan justified including analyses of variations on the downside and upside in terms of projected cable revenues, margins and capital expenditures. The Special Committee took into account the ability of a majority of the holders of Shares (other than those held by Enterprises and its affiliates) to take a different view of Cox’s prospects and to decide against completing the Offer and the Merger by not tendering their Shares into the Offer.

•	Discovery: Cox’s investment in Discovery does not represent a control position and is subject to contractual restrictions, which could reasonably be expected to make realization of third party sale value or some other liquidity event difficult without the cooperation of the other investors in Discovery. The Special Committee, after asking one of Cox’s representatives on the Discovery Board, was not advised of any plans by Discovery to pursue any transactions of this type. In addition, the Special Committee was aware that management of Discovery generally prepared aggressive projections and actual performance was typically closer to estimates of analysts than to management’s projections.

•	Terms of Merger Agreement: The Merger Agreement:

•	permits the Special Committee to change its recommendation to holders of Shares if, after the advice of outside counsel, the Special Committee believes its fiduciary duties require it to take this action;

•	contains limited conditions to the consummation of the Offer and the Merger; and

•	provides procedural protections to holders of Shares, such as the condition that a majority of the publicly owned Shares be tendered and not withdrawn and a commitment to complete the Merger at $34.75 per Share in cash if Shares are purchased in the Offer.

•	Committed Financing: At the time the Merger Agreement was executed, Enterprises and Cox entered into a commitment letter with Citigroup, Lehman Brothers and J.P. Morgan providing for sufficient financing to complete the Offer and the Merger and to pay related fees and expenses. The commitment letter is subject to terms and conditions which are customary in transactions of this type. The Special Committee noted that the financing commitment is not subject to syndication of the loans contemplated by the commitment letter.

•	Tender Offer Structure: The Offer is intended to provide holders of Shares the opportunity to receive $34.75 per Share in cash as quickly as possible.

•	Holders of Majority of Public Shares Determine Whether Transaction Is Completed Without Coercion: The Special Committee believes that the provisions of the Merger Agreement requiring the prompt consummation of a “short form” merger if Holdings and DNS acquire ownership of at least 90% of the Shares pursuant to the Offer, Holding’s ability and intent to initiate a “subsequent offering period” after Shares are first accepted for payment pursuant to the Offer, and the obligation, subject to the satisfaction or waiver of certain conditions, to complete the Merger if Shares are purchased in the Offer, all provide assurances to holders of Shares that they will have the opportunity to receive $34.75 in cash for each of their Shares as soon as practicable even if they choose not to tender their Shares during the “initial offering period.” Consequently, the Special Committee concluded that the Majority of the Minority Condition would permit the holders of a majority of the publicly owned Shares to decide whether the Offer or Merger should be completed by choosing not to tender Shares before Shares are first accepted for payment pursuant to the Offer without coercion or any penalty for not tendering during the “initial offering period.”

•	Comparison of Offer Price to Alternative of Remaining a Public Company: The Special Committee compared the immediate return of cash value to holders of Shares pursuant to the Offer and the Merger to the trading market value of the Shares before the announcement of the initial Enterprises proposal and the difficulty of anticipating that trading values would approach $34.75 in the foreseeable future in light of the risks inherent in achieving Cox’s long range plan.

•	Growth Opportunities: The Special Committee recognized that growth opportunities for Cox may be more limited than in the past. Growth from Cox’s existing operations are expected to be negatively impacted by increasing competition. External growth, growth by acquiring assets from third parties, also may be difficult because attractive assets generally are sold in a process in which other industry participants actively compete and drive prices up.

•	Enterprises’ Plans After Merger: The Special Committee received oral advice from Enterprises, and the Merger Agreement contains a representation of Enterprises providing the Special Committee with the assurance, to the effect that Enterprises has no current plans to pursue a transaction following the Merger that would result in the realization of substantial value on Cox’s assets and businesses, whether through a sale to a third party or otherwise.

•	Appraisal Rights: The Special Committee considered the fact that stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required to approve the Merger. See “Special Factors — Appraisal Rights” in the Offer to Purchase.

          Negative Factors

•	No Participation in Cox’s Future: If the Offer and Merger are consummated, stockholders (other than Enterprises and its subsidiaries) will receive $34.75 per Share in cash and will no longer have the opportunity to participate in the increases, if any, in the value of Cox and Cox’s future growth prospects. The Special Committee took into account that, under Cox’s revised long range plan, Cox is expected to generate large amounts of free cash flow which could be distributed to stockholders or finance acquisitions. Additionally, the Special Committee considered the possibility that new products and technologies, such as digital and HDTV, entertainment on demand, and digital video recording, may be introduced by Cox more aggressively then estimated and that, although the Special Committee is not aware of any such plans, other product offerings or future strategic alliances or acquisitions may produce better performance than anticipated. Also, the levels of capital expenditures in Cox’s revised long range plan may be greater than actual levels of capital expenditures.

•	Tax Treatment: The Special Committee was aware that the receipt of the $34.75 per Share cash price in the Offer and the Merger will generally be taxable to stockholders. See “The Tender Offer — Section 5. Certain United States Federal Income Tax Considerations” in the Offer to Purchase.

•	Risks the Offer and Merger May Not be Completed: The Special Committee considered the risk that the conditions to the Offer may not be satisfied and, therefore, that Shares may not be purchased pursuant to the Offer and the Merger may not be consummated.

•	Market Price of Shares: The Special Committee was aware that the trading prices of cable industry stocks have recently deviated below their historical relationship to the S&P 500. In addition, the trading price of the Shares, prior to the announcement of Enterprises’ initial proposal, had recently deviated below its historical relationship to the trading prices of Comcast. Although it is not possible to determine whether these are temporary aberrations or longer-term trends, if the trading prices of Shares were to return to their historical relationships to the S&P 500 and Comcast, the market price of the Shares might be higher than recent trading prices before the Enterprises announcement of its $32 per Share proposal and might be closer to the Offer Price.

•	Discovery: The Special Committee was aware of the possibility that Cox’s investment in Discovery may be a source of significant liquidity and value if there were to be a sale or initial public offering of equity interests in Discovery.

•	Revised Long Range Plan: Although the Special Committee did not consider it appropriate to ignore the risks inherent in achieving the performance projected in the revised long range plan, if one assumes that the long-range plan would be achieved or surpassed, then the values realizable by holders of Shares by maintaining Cox as a publicly traded entity could be greater than anticipated and the Offer Price would be less attractive than it otherwise would be in comparison to this alternative.

          Matters Not Considered

      The Special Committee did not consider the third party sale value or liquidation or break-up of Cox’s assets because Enterprises stated that it was not willing to pursue these alternatives. As the holders of a majority of the voting power of Cox’s stock, Enterprises and its subsidiaries, in their capacity as stockholders, can prevent these alternatives.

          Other Matters Considered

•	Conflicts of Interest: The Special Committee was aware of the conflicts of interest of the designees of Enterprises to the Cox Board as well as the potential conflicts of management representatives on the Board. The Special Committee believes that the process of using a committee of directors without any significant relationships with Enterprises and its affiliates (other than their status as directors of Cox) is a well established mechanism under Delaware law to deal with this issue and believes that the Special Committee process effectively removed these conflicts as an issue.

The Special Committee also was aware of the potential conflict of interest created by the shares of Cox restricted stock owned by each member of the Special Committee being converted into $34.75 in cash upon consummation of the Merger. However, the Special Committee was not aware of the treatment of this restricted stock until after the principal terms of the Offer and Merger, including the $34.75 per Share price and the Majority of the Minority Condition had been agreed upon. In any event, the Special Committee did not consider the fact that Shares of restricted stock would be converted into unrestricted cash as a significant matter given the relatively small amounts of restricted stock involved and the likelihood that the Special Committee members’ Cox restricted stock would have vested absent a transaction with Enterprises with the passage of time under the existing terms of the restricted stock plan.

•	Joint Tender Offer Structure: The Special Committee was aware that the joint tender offer structure contemplated by the Merger Agreement would employ Cox’s borrowing capacity. The Special Committee believed this was appropriate because it would facilitate consummation of transactions which the Special Committee has determined are advisable, fair to, and in the best interests of the holders of Shares (other than Enterprises and its affiliates).

      This discussion summarizes the material factors considered by the Special Committee, including factors that support as well as weigh against the Offer and the Merger. In view of the variety of factors did not, make specific assessments of, quantify, or otherwise assign relative weights to these factors in reaching its determination. In addition, individual members of the Special Committee may have given different weights to different factors. The determination that the Offer, Merger and the Merger Agreement are advisable, fair to and in the best interests of Cox and its stockholders (other than Enterprises and its affiliates) was made after consideration of all of these factors as a whole. The Special Committee concluded that the supportive factors outweighed the negative factors.

      The recommendation of the Board of Directors was based upon

•	the recommendation of the Special Committee;

•	the Special Committee having received from its independent financial advisor an oral opinion, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the factors, limitations and assumptions set forth in the written opinion, the $34.75 per Share in cash to be received by holders of Shares (other than Enterprises and its affiliates) in the Offer and the Merger is fair from a financial point of view to such holders; and

•	the Offer Price and the terms and conditions of the Merger Agreement were the result of what the Cox Board believed were arm’s-length negotiations between the Special Committee and Enterprises.

     Opinion of Financial Advisor

      Goldman Sachs rendered its opinion to the Special Committee that, as of October 19, 2004 and based upon and subject to the factors, limitations and assumptions set forth in the written opinion, the $34.75 per Share in cash to be received by the holders of Shares (other than Enterprises and its affiliates) in the Offer and the Merger was fair from a financial point of view to such holders.

      The full text of the written opinion of Goldman Sachs, dated October 19, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the transaction contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

      In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Cox for the five fiscal years ended December 31, 2003;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Cox;

•	certain other communications from Cox to its stockholders;

•	certain internal financial analyses and forecasts for Cox prepared by Cox’s management, including such management’s long range plans, dated September 7, 2004 and Fall 2003, respectively, the presentation at the October 6, 2004 meeting of the Cox Board and forecasts for the interim period ended September 30, 2004;

•	audited financial statements of Discovery Communications, Inc. (“Discovery”) for the two fiscal years ended December 31, 2003;

•	certain forecasts for Discovery prepared by the management of Discovery; and

•	certain research analyst estimates for Cox and its affiliates.

      Goldman Sachs also held discussions with members of the senior management of Cox regarding their assessment of the past and current business operations, financial condition and future prospects of Cox and its affiliates. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Cox with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent minority buyout transactions and certain recent business combinations and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

      Goldman Sachs relied upon the accuracy and completeness of all of the financial, legal, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Cox or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Cox or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs took into account the Special Committee’s views and the views of Cox’s management as to the significant risks and uncertainties relating to the ability of Cox to realize the long range plan, dated September 7, 2004, in the amounts and within the time periods contemplated thereby, including in light of developments material to competitive pressures affecting Cox and the forecasts by Cox’s management for the interim period ended September 30, 2004. Goldman Sachs’ opinion does not address the underlying business decision of Cox to engage in the Offer or the Merger. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Cox. Goldman Sachs noted that (i) Enterprises and its affiliates beneficially own approximately 72.8% of the combined voting power of the Shares and the Class C common stock; (ii) Enterprises had indicated to the Special Committee that it had no interest in pursuing or permitting a business combination involving Cox or any of its operations other than a transaction in which Enterprises would be a purchaser of the Shares it did not already beneficially own and the Special Committee had instructed Goldman Sachs not to consider any such alternative transaction in rendering its opinion; and (iii) to the knowledge of the Special Committee, no third party other than Enterprises had made any proposal to purchase most or all of the outstanding Shares as a single block, including during the time since the announcement of Enterprises’ proposal on August 1, 2004. Goldman Sachs’ advisory services and the opinion described above were provided for the information and assistance of the Special Committee in connection with its consideration of the transaction contemplated by the Merger Agreement and such opinion does not constitute a recommendation whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

      The following is a summary of the material financial analyses delivered by Goldman Sachs to the Special Committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 15, 2004, and is not necessarily indicative of current market conditions.

      Cable Multiples Analysis. Goldman Sachs calculated the enterprise value of Cox as $28.785 billion, based on a $34.75 per Share value and information in SEC filings by Cox, and then adjusted this enterprise value down to $23.984 billion as an assumed enterprise value for Cox’s cable business by backing out an assumed value for Discovery and Cox Business Services. For purposes of this adjustment, Goldman Sachs applied 14.0x and 6.0x multiples to Cox management’s estimated 2005 earnings before interest, taxes, depreciation and amortization, or EBITDA, for Discovery and Cox Business Services, respectively, to arrive at a value of $3.166 billion for Discovery and $1.635 billion for Cox Business Services. Goldman Sachs then determined the following multiples, ratios and per cable subscriber values based on this enterprise value for Cox’s cable business and on Cox management’s estimates of revenues, EBITDA and basic cable subscribers contained in Cox’s revised long range plan. The following table presents the results of this analysis:

	Year

	2004		2005		2006

Cable EBITDA Multiple	10.7	x	9.4	x	8.3x
Cable EBITDA Multiple/ 2005-2008 Cable EBITDA Growth	1.0	x	0.8	x	0.7x
Levered Free Cash Flow	56.1	x	32.1	x	23.1x
Levered Free Cash Flow/ 2005-2008 Levered Free Cash Flow Growth	1.6	x	0.9	x	0.6x
Cable Subscriber Valuation	$3,797		$3,760		$3,727

      Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the three-year period ended October 15, 2004. In addition, Goldman Sachs analyzed the consideration to be received by holders of Shares in the Offer and the Merger in relation to the historical market price of Shares.

      This analysis indicated that the price per Share to be paid to stockholders pursuant to the Offer and the Merger represented:

•	a premium of 26.0% based on the price per Share on July 30, 2004, the last trading day before Enterprises announced its proposal, of $27.58 per Share;

•	a premium of 24.1% based on the latest one-month average market price as of July 30, 2004 of $28.00 per Share;

•	a premium of 20.3% based on the latest two-month average market price as of July 30, 2004 of $28.90 per Share;

•	a premium of 17.4% based on the latest three-month average market price as of July 30, 2004 of $29.59 per Share;

•	a premium of 12.4% based on the latest six-month average market price as of July 30, 2004 of $30.93 per Share;

•	a discount of 5.4% based on the latest 52-week high market price as of July 30, 2004 of $36.73 per Share;

•	a premium of 26.8% based on the latest 52-week low market price as of July 30, 2004 of $27.40 per Share;

•	a premium of 7.8% based on the one-year average market price as of July 30, 2004 of $32.23 per Share;

•	a premium of 13.3% based on the two-year average market price as of July 30, 2004 of $30.67 per Share; and

•	a premium of 6.8% based on the three-year average market price as of July 30, 2004 of $32.55 per Share.

      Goldman Sachs noted that the closing market price of $33.26 per Share on October 15, 2004 represented 91% of the latest 52-week high market price of $36.73 and that the closing market price of $27.58 per share on July 30, the last trading day before Enterprises announced its proposal, was 75% of this 52-week high market price. As of the same date, the shares of common stock of certain other publicly traded companies in the cable industry traded at market prices ranging from 43% to 79% of their respective 52-week high market prices as of July 30, 2004. These companies were Comcast Corporation, Cablevision Systems Corporation, Charter Communications, Inc., Insight Communications Company, Inc., and Mediacom Communications Corporation.

      Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to 37 selected minority buy-out transactions announced since 1995. The aggregate consideration paid in six of those transactions exceeded $1 billion and Goldman Sachs reviewed those separately from the remaining transactions. For each of the selected transactions, Goldman Sachs calculated and compared the final purchase price per share to historical market prices. The following tables present the results of this analysis:

	Selected Transactions in
	Excess of $1 Billion

	Range	Median

Initial Offer to Pre-Announcement Price	3.4%-25.6%	14.1%
Final Offer to Pre-Announcement Price	18.6%-31.5%	25.0%
Percent Increase in Offer	0.0%-18.5%	10.1%
Final Bid Premium to:
1-Month Average	24.6%-50.2%	37.2%
3-Month Average	24.6%-52.6%	31.6%
6-Month Average	20.4%-70.2%	30.7%
1-Year Average	9.9%-96.0%	34.7%
2-Year Average	2.7%-83.8%	43.8%
52-Week High Price	(8.2)%-24.6%	18.5%
52-Week Low Price	46.6%-210.3%	61.4%

	Selected Transactions Below
	$1 Billion

	Range	Median

Initial Offer to Pre-Announcement Price	(11.1)%-96.5%	16.9%
Final Offer to Pre-Announcement Price	(0.3)%-140.0%	36.4%
Percent Increase in Offer	(12.5)%-50.0%	12.0%
Final Bid Premium to:
1-Month Average	(4.7)%-113.3%	33.6%
3-Month Average	(15.2)%-75.9%	27.4%
6-Month Average	(19.7)%-89.6%	29.8%
1-Year Average	(42.6)%-105.5%	19.2%
2-Year Average	(51.4)%-125.1%	23.5%
52-Week High Price	(75.8)%-50.4%	(2.4)%
52-Week Low Price	28.5%-164.0%	70.0%

      Other Asset Value Analysis. Goldman Sachs analyzed the sensitivity of the implied value of Cox’s non-cable assets and of the implied multiple of Cox management’s estimated 2005 EBITDA for Cox’s cable business to Cox management’s projections for 2005 cable subscriber valuations by applying upward and downward adjustments to these subscriber projections. This analysis assumed an enterprise value of $28.785 billion for Cox based on a $34.75 per Share value and information in SEC filings by Cox. For this analysis, the non-cable assets of Cox consisted of Discovery and Cox Business Services. The analysis assumed cable subscriber valuations that ranged from $3,600 to $4,000 and resulted in illustrative implied values for Cox’s non-cable assets ranging from $3.270 to $5.822 billion and illustrative implied multiples of estimated 2005 Cox cable EBITDA ranging from 9.0x to 10.0x. Goldman Sachs compared this illustrative implied range of multiples of estimated 2005 Cox cable EBITDA multiples with those of certain other publicly traded companies in the cable industry which, based on publicly available research reports, had estimated 2005 EBITDA multiples ranging from 7.9x to 9.4x. These companies were

Comcast Corporation, Cablevision Systems Corp., Charter Communications Inc., Insight Communications Co. Inc., and Mediacom Communications Corp.

      Goldman Sachs also analyzed the sensitivity of the implied per Share price to changes in the estimated value of non-cable assets and projections of 2005 cable subscriber valuations by applying upward and downward adjustments to these estimated values and projections. This sensitivity analysis was based on (i) a range of 2005 cable subscriber valuations from $3,400 to $4,000 and (ii) a range of changes in value of non-cable assets of (20)% to 20% from the base projection of $4.801 billion (calculated by applying 14.0x and 6.0x multiples to Cox management’s estimated 2005 EBITDA for Discovery and Cox Business Services) and resulted in illustrative per Share prices ranging from $29.62 to $38.68.

      Goldman Sachs also analyzed the sensitivity of this assumed value of $4.801 billion for Discovery and Cox Business Services by adjusting the valuation of each of Discovery and Cox Business Services upward and downward by up to 20%. This analysis resulted in a range of implied illustrative values for Cox’s non-cable assets from $3.841 billion to $5.761 billion.

      Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Cox to corresponding financial information and multiples for Adelphia Communications Corporation and the following publicly traded corporations in the cable industry:

•	Comcast Corporation

•	Cablevision Systems Corporation

•	Charter Communications, Inc.

•	Insight Communications Company, Inc.

•	Mediacom Communications Corporation

      Although none of the selected companies is directly comparable to Cox, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Cox.

      Goldman Sachs also calculated and compared various financial multiples based on information it obtained from SEC filings and Wall Street research. The multiples for each of the selected companies were based on the most recent publicly available information as of October 15, 2004. With respect to the selected companies, Goldman Sachs calculated:

•	adjusted cable enterprise value, which is the market value of common equity plus the book value of debt (except in the case of Adelphia Communications Corp., where Goldman Sachs used the estimated market value of debt), less cash, less the estimated market value of non-consolidated, non-core public and private investments, as a multiple of estimated cable EBITDA for 2004 and 2005;

•	adjusted cable enterprise value as a multiple of the estimated number of cable subscribers for 2004 and 2005;

•	cable equity market capitalization, which is the adjusted cable enterprise value less the book value of debt (except in the case of Adelphia Communications Corp., where Goldman Sachs used the estimated market value of debt), plus cash, less minority interest, as a multiple of estimated free cash flows for 2004 and 2005;

•	estimated EBITDA multiple for 2005 as a multiple of the average estimated growth of EBITDA for 2005 through 2006 and 2005 through 2008; and

•	estimated free cash flow for 2005 as a multiple of the average estimated growth of free cash flow for 2005 through 2006 and 2005 through 2008.

      Goldman Sachs took into account the comparatively low market capitalization of Insight and Mediacom and reviewed the results of applying the above analysis to these companies separately from the results for the group of large capitalization companies. The results of these analyses are summarized as follows:

Proposed
Multiples for Selected Small Cap Companies	Insight	Mediacom	Transaction

Adjusted Cable Enterprise Value/ 2004 Cable EBITDA	9.5x	8.9x	11.0x
Adjusted Cable Enterprise Value/ 2005 Cable EBITDA	8.9x	8.7x	9.9x
Adjusted Cable Enterprise Value/ 2004 subscribers	$3,198	$2,570	$4,022
Adjusted Cable Enterprise Value/ 2005 subscribers	$3,218	$2,609	$3,990
2005 EBITDA Multiple/ 2005-2006 EBITDA Growth	1.6x	2.5x	0.8x
2005 EBITDA Multiple/ 2005-2008 EBITDA Growth	1.4x	1.6x	1.0x
2005 Free Cash Flow/2005-2006 Free Cash Flow	0.6x	*	0.9x
2005 Free Cash Flow/2005-2008 Free Cash Flow	0.6x	0.5x	0.8x
Cable Equity Market Capitalization/ 2004 Free
Cash Flow	21.5x	11.0x	45.4x
Cable Equity Market Capitalization/ 2005 Free
Cash Flow	15.8x	9.2x	38.9x

*	Projected Free Cash Flow information was not publicly available.

Proposed
Multiples for Selected Large Cap Companies*	Range**	Median**	Transaction

Adjusted Cable Enterprise Value/ 2004 Cable EBITDA	8.6x-14.8x	10.0x	11.0x
Adjusted Cable Enterprise Value/ 2005 Cable EBITDA	7.9x-11.4x	9.4x	9.9x
Adjusted Cable Enterprise Value/ 2004 subscribers	$3,132-$3,872	$3,371	$4,022
Adjusted Cable Enterprise Value/ 2005 subscribers	$3,132-$3,841	$3,367	$3,990
2005 EBITDA Multiple/ 2005-2006 EBITDA Growth	0.5x-1.3x	1.0x	0.8x
2005 EBITDA Multiple/ 2005-2008 EBITDA Growth	0.9x-1.5x	1.3x	1.0x

*	Free cash flow information was not publicly available for Adelphia Communications Corp., Cablevision Systems Corp. and Charter Communications, Inc. and therefore the ranges of multiples using that information were not presented.

**	Does not include Cox.

      Goldman Sachs also calculated certain multiples for each of the selected companies and Cox as of July 30, 2004, the last date before the announcement of Enterprises’ proposal. The following tables present the results of this analysis:

					Cox
Multiples for Selected Small Cap Companies	Insight		Mediacom		(July 30, 2004)

Adjusted Cable Enterprise Value/ 2004 Cable EBITDA	9.5	x	8.9	x	9.1	x
Adjusted Cable Enterprise Value/ 2005 Cable EBITDA	8.8	x	8.7	x	8.1	x
Adjusted Cable Enterprise Value/ 2004 subscribers	$3,174		$2,567		$3,299
Adjusted Cable Enterprise Value/ 2005 subscribers	$3,195		$2,606		$3,273
2005 EBITDA Multiple/ 2005-2006 EBITDA Growth	1.6	x	2.5	x	0.7	x
2005 EBITDA Multiple/ 2005-2008 EBITDA Growth	1.4	x	1.6	x	0.8	x
2005 Free Cash Flow/2005-2006 Free Cash Flow	0.6	x	*		0.7	x
2005 Free Cash Flow/2005-2008 Free Cash Flow	0.6	x	0.5	x	0.6	x
Cable Equity Market Capitalization/ 2004 Free
Cash Flow	20.9	x	11.0	x	34.3	x
Cable Equity Market Capitalization/ 2005 Free
Cash Flow	15.4	x	9.1	x	29.4	x

*	Projected Free Cash Flow information was not publicly available.

					Cox
Multiples for Selected Large Cap Companies*	Range**		Median**		(July 30, 2004)

Adjusted Cable Enterprise Value/ 2004 Cable EBITDA	7.8x-14.8	x	9.4	x	9.1	x
Adjusted Cable Enterprise Value/ 2005 Cable EBITDA	7.2x-11.4	x	8.6	x	8.1	x
Adjusted Cable Enterprise Value/ 2004 subscribers	$3,058-$3,335		$3,281		$3,299
Adjusted Cable Enterprise Value/ 2005 subscribers	$3,043-$3,367		$3,261		$3,273
2005 EBITDA Multiple/ 2005-2006 EBITDA Growth	0.5x-1.4	x	1.0	x	0.7	x
2005 EBITDA Multiple/ 2005-2008 EBITDA Growth	0.8x-1.4	x	1.2	x	0.8	x

*	Free cash flow information was not publicly available for Adelphia Communications, Corp., Cablevision Systems Corp. and Charter Communications, Inc. and therefore the ranges of multiples using that information were not presented.

**	Includes Cox.

      Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis on Cox using publicly available estimates by research analysts and management’s projections.

      Goldman Sachs used projections of net present value of free cash flows published in certain publicly available reports issued between March 16, 1998 and July 9, 2004. The discount rates used in these reports ranged from 7.2% to 12.0% depending on the date of the report. When the discounted cash flow value or target price in the research report was stated in a range, Goldman Sachs used the midpoint of the range. When the discounted cash flow value was not available, Goldman Sachs used the target price stated in the research report. Goldman Sachs compared the discounted cash flow price in each of the reports with the absolute value and the 30-day moving average of the closing market price of Shares as of the last trading day before the relevant report was issued. Goldman Sachs calculated the mean and the median of the excess of the discounted cash flow price over the closing market price as of the last trading day before the relevant report was issued, as a percentage of that closing price. The mean and the median were, correspondingly, 24.7% and 17.4%. In addition, Goldman Sachs calculated the mean and median of the excess of the discounted cash flow price over the 30-day moving average of the closing market price as of the last trading day before the relevant report was issued, as a percentage of that closing price. The mean and the median were, correspondingly, 22.6% and 17.3%.

      Goldman Sachs calculated indications of net present value of free cash flows for Cox’s cable business using management projections for the years 2004 through 2009. Goldman Sachs calculated implied prices per Share using selected terminal values in the year 2009 and discounting the terminal values and projected cash flows for the remainder of 2004 and 2005 through 2008 to present value. Goldman Sachs also calculated the portion of the net present value of Cox’s cable business attributable to the terminal value of that business and the implied 2005 cable subscriber valuation. In addition, Goldman Sachs calculated a range of implied cable perpetuity growth rates that would generate the same indications of net present value as the selected terminal values. For the terminal value analyses, Goldman Sachs used multiples ranging from 8.0x 2009 cable EBITDA to 9.5x 2009 cable EBITDA and cable discount rates ranging from 8.0% to 11.0%. In addition, Goldman Sachs assumed that the values of Discovery and Cox Business Services were $3.166 billion and $1.635 billion, respectively, based on illustrative 14.0x and 6.0x multiples applied to Cox management’s estimated 2005 EBITDA for Discovery and Cox Business Services. The following table presents the results of this analysis:

Range

Illustrative Per Share Value Indications	$34.74-$45.43
Terminal Value as Percentage of Cable Enterprise Value	81.4%-84.6%
Implied 2005 Cable Subscriber Valuation	$3,758-$4,821
Implied Cable Perpetuity Growth Rate	2.0%-5.8%

      In addition to the analysis above, Goldman Sachs analyzed the sensitivity of the results to the values assigned to Discovery and Cox Business Services by applying upward and downward adjustments of 10% and 20% to each of these values. The range of illustrative values per Share resulting from those adjustments assuming a terminal value multiple of 8.5x for 2009 cable EBITDA and a cable discount rate of 9.0% was $38.05 to $41.08.

      In addition, Goldman Sachs analyzed sensitivities to the illustrative per Share value indications resulting from the discounted cash flow analysis if a terminal value multiple of 8.5x for 2009 cable EBITDA and a cable discount rate of 9% were assumed. When these sensitivities were based on upward and downward adjustments of up to 3.0% to management’s projected cable revenue growth and cable EBITDA margins for 2005 through 2009, the analysis showed illustrative per Share value indications ranging from $31.63 to $48.88. When these sensitivities were based on upward and downward adjustments of up to 3.0% to management’s projected annual cable revenue growth and annual cable capital expenditures as a percent of cable revenue for 2005 through 2009, the analysis resulted in illustrative per Share value indications ranging from $33.50 to $46.35. For purposes of this sensitivity analysis, Goldman Sachs assumed that the values of Discovery and Cox Business Services were $3.166 billion and $1.635 billion, respectively, based on illustrative 14.0x and 6.0x multiples applied to Cox management’s estimated 2005 EBITDA for Discovery and Cox Business Services.

      Goldman Sachs also examined the sensitivity of management’s long range plan, dated September 7, 2004, to changes in the assumptions about sources of revenue of Cox based on downward adjustments to management’s projections. The following table summarizes the results from that analysis:

		Cable Revenue in Millions/ %
		Decrease in Cable Revenue

Cable Revenue Driver	Change	2005	2008

Basic Subscriber Growth	(1.0)%	$(24.0)/(0.4)%	$(90.0)/(1.1)%
Basic Average Revenue per User	$(1.00)	$(76.0)/(1.2)%	$(78.0)/(1.0)%
High Speed Data Penetration (% of Basic)	(1.0)%	$(14.0)/(0.2)%	$(14.0)/(0.2)%
High Speed Data Average Revenue per User	$(1.00)	$(34.0)/(0.5)%	$(52.0)/(0.7)%
Telephony Penetration (% of Basic)	(1.0)%	$(16.0)/(0.3)%	$(14.0)/(0.2)%
Telephony Average Revenue per User	$(1.00)	$(18.0)/(0.3)%	$(30.0)/(0.4)%

      Future Stock Price Analysis. Goldman Sachs analyzed the present value of Cox’s hypothetical standalone future stock prices based upon projections of cable EBITDA through December 31, 2007 and December 31, 2008 contained in Cox management’s long range plan, dated September 7, 2004, and projections of total EBITDA through December 31, 2007 and December 31, 2008 contained in Institutional Brokerage Estimate System reports. Goldman Sachs calculated a range of implied Share values based on this analysis using equity discount rates of 9%, 10% and 11% and cable EBITDA multiples of 8.0x, 8.5x, 9.0x and 9.5x. Goldman Sachs assumed that the values of Discovery and Cox Business Services were, respectively, $3.166 billion and $1.635 billion as of December 31, 2004 based on illustrative 14.0x and 6.0x multiples applied to Cox management’s estimated 2005 EBITDA for Discovery and Cox Business Services. These analyses assumed that in each subsequent year though December 31, 2007, the values of Cox Business Services and Discovery were the values assigned to them as of December 31, 2004, grown at the corresponding equity discount rate. The results of these analyses are summarized as follows:

Present Value of Future Stock Prices

Years	Based on Management’s Projections	Based on IBES Projections

Through December 31, 2006	$34.20-$41.69	$30.51-$37.25
Through December 31, 2007	$36.16-$44.37	$31.47-$38.64

      In addition to the analysis above, Goldman Sachs analyzed the sensitivity of the results to the assumed values for Discovery and Cox Business Services by applying upward and downward adjustments of 10% and 20% to those values. The illustrative values per Share resulting from those adjustments, assuming a terminal value multiple of 8.5x for 2009 cable EBITDA and a cost of equity of 10%, are described in the following table:

Range of Present Values of Future Stock Prices

Years	Based on Management’s Projections	Based on IBES Projections

Through December 31, 2006	$35.26-$38.44	$31.36-$34.41
Through December 31, 2007	$37.50-$40.77	$32.50-$35.61

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Cox or the contemplated transaction.

      Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Special Committee that, as of October 19, 2004 and based upon and subject to the factors and assumptions set forth in the written opinion, the $34.75 per Share in cash to be received by the holders of Shares (other than Enterprises and its affiliates) in connection with the Offer and the Merger was fair from a financial point of view to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Cox, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

      As described above, Goldman Sachs’ opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to recommend the transaction contemplated by the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

      Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to the Special Committee in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement.

      In addition, Goldman Sachs has provided certain investment banking services to Cox from time to time, including having acted as (i) co-manager in connection with the follow-on offering of Shares in August 1999, (ii) co-manager in the offering of exchangeable debentures of Cox in the aggregate principal amount of $1,108,000,000 in November 1999 and (iii) lender in connection with a five-year loan commitment in the aggregate principal amount of $40,000,000 in June 2004. Goldman Sachs has provided certain investment banking services to Enterprises from time to time, including having acted as lender in connection with (i) a 364-day loan commitment in the aggregate principal amount of $10,000,000 in June 2003 and (ii) a five-year loan commitment in the aggregate principal amount of $40,000,000 in June 2004. Goldman Sachs has also provided certain investment banking services to Cox Radio, Inc., an indirect subsidiary of Enterprises (“Cox Radio”), from time to time, including having acted as lender in connection with (i) a 364-day loan commitment in the aggregate principal amount of $6,000,000 in June 2003 and (ii) a five-year loan commitment in the aggregate principal amount of $15,000,000 in June 2004. Goldman Sachs may provide investment banking and other services to Cox, Enterprises, Cox Radio and their affiliates in the future. In connection with the above-described investment banking services, Goldman Sachs has received, and may receive, compensation.

      Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Cox, Enterprises, Cox Radio and their respective affiliates, may actively trade the debt and equity securities of Cox, Cox Radio and other affiliates of Enterprises (or related derivative securities) for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

     Intent to Tender

      After reasonable inquiry and to the best of Cox’s knowledge, each executive officer and director of Cox currently intends to tender all Shares held of record or beneficially owned by such person to Holdings in the Offer (other than Restricted Shares, which are subject to transfer restrictions, and Shares such person has the right to purchase by exercising stock options), subject to applicable personal considerations (including tax planning) and securities laws (including Section 16(b) of the Securities Exchange Act of 1934, as amended).

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Special Committee

      The members of the Special Committee are compensated as described in Item 4 contained under “The Solicitation/Recommendation — Background of the Offer” in the Offer to Purchase, which description is incorporated herein by reference.

Goldman, Sachs & Co.

      The Special Committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated August 17, 2004, the Special Committee engaged Goldman Sachs to act as its financial advisor in connection with the transaction contemplated by the Merger Agreement. Pursuant to the terms of this engagement letter, Cox has agreed to pay Goldman Sachs certain fees for its services in connection with the transaction contemplated by the Merger Agreement, including fees of $1,750,000 in the aggregate prior to October 19, 2004, $4,640,000 upon delivery of the opinion, and 0.20% of the amount by which the aggregate consideration payable at the closing of the Offer and the Merger to holders of Shares (other than Enterprises) exceeds the aggregate amount that would have been paid to such holders in the Offer and the Merger had such per Share consideration been $32.67. In addition, Cox has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Citigroup Global Markets Inc./Lehman Brothers Inc.

      Citigroup and Lehman Brothers are acting as dealer managers for the Purchasers in the Offer. A description of the dealer manager agreement is contained under “The Tender Offer — Section 11. Fees and Expenses” in the Offer to Purchase and is incorporated herein by reference.

D.F. King & Co., Inc.

      D.F. King & Co., Inc. has been engaged by Enterprises to act as information agent in connection with the Offer. Cox is not a party to this engagement. A description of D.F. King & Co., Inc.’s engagement is contained under “The Tender Offer — Section 11. Fees and Expenses” in the Offer to Purchase and is incorporated herein by reference.

      Neither Cox nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

      Except as described above and as described in Schedule B to the Offer to Purchase, which is incorporated herein by reference, no transactions in the Shares have been effected during the past sixty (60) days by Cox, or, to the best of Cox’s knowledge, any of Cox’s directors, executive officers, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

      Except as set forth in this Statement or as incorporated herein by reference, Cox is not currently undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer for or other acquisition of Cox’s securities by Cox, any subsidiary of Cox or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving Cox or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by Cox or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of Cox.

      Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this item.

Item 8.	Additional Information to be Furnished.

Delaware General Corporation Law

      Cox is incorporated under the laws of the State of Delaware.

   Short-Form Merger

      Under Section 253 of the DGCL, if following the purchase of Shares pursuant to the Offer, Holdings and DNS collectively own at least 90% of the outstanding Shares, Holdings and DNS will contribute their Shares to CEI-M, in which case CEI-M will be able to effect the Merger after completion of the Offer without a vote of Cox’s stockholders. However, if following the purchase of Shares pursuant to the Offer, Holdings and DNS do not collectively own at least 90% of the Shares pursuant to the Offer or otherwise, under Section 251 of the DGCL, a vote of Cox’s stockholders will be required to adopt and approve the Merger Agreement. As a result, Cox also must comply with the federal securities laws and regulations governing the obtaining of such approvals. Among other things, Cox will be required to prepare and distribute a proxy statement and as a consequence a longer period of time will be required to effect the Merger. However, because Holdings, Enterprises and CEI-M have agreed to cause all of the Shares owned by them to be voted in favor of the adoption of the Merger Agreement, adoption and approval is assured.

   Delaware Anti-Takeover Statute

      In general, Section 203 of the DGCL prevents an “interested stockholder” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with such corporation for three (3) years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to the date such person became an interested stockholder. On October 19, 2003, the Cox Board approved the Offer and the Merger and ratified the Special Committee’s determination that the restrictions of Section 203 would not apply to the Offer and the Merger. Accordingly, the restrictions of Section 203 are inapplicable to the Offer and the Merger. Each of Enterprises, Holdings and CEI-M has agreed that if the Merger Agreement is terminated, then to the extent such person was subject to the restrictions of Section 203 prior to approval of the Merger Agreement and exemption of the Offer and Merger from Section 203, then such person will voluntarily comply with the restrictions of Section 203 to the extent such restrictions would have been applicable if the Merger Agreement had not been approved and if the Offer and the Merger had not been exempted from Section 203.

   Appraisal Rights

      No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Shares at the Effective Time will have certain rights under Section 262 of the DGCL to demand appraisal of their Shares. Such rights, if the statutory procedures are complied with, could entitle a holder of Shares to a judicial determination of the “fair value” of his or her Shares at the Effective Time (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the Merger Consideration of $34.75 per Share. The value so determined could be more or less than or the same as the $34.75 Merger Consideration. A description of the appraisal rights available to stockholders in connection with the Merger and the procedures to be taken to perfect those rights is contained under “Special Factors — Appraisal Rights” in the Offer to Purchase and is incorporated herein by reference.

      Appraisal rights cannot be exercised at this time. Holders of Shares will be entitled to appraisal rights in connection with the Merger.

   Industry Regulatory Approvals.

      Cox is not aware of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the consummation of the Offer or of Holdings’ acquisition of Shares in the Offer.

Forward-Looking Statements

      Certain statements in this Statement represent the intentions, plans, expectations and beliefs of Enterprises and Cox and involve risks and uncertainties that could cause actual events to differ materially from the events described in this Statement, including risks and uncertainties related to whether the conditions to the Offer will be satisfied, and if not, whether the Offer and the Merger will be consummated, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the broadband communications industry or the business or prospects of Cox. Cox cautions the reader that these factors, as well as other factors described or to be described in Enterprises’ or Cox’s SEC filings with respect to the Offer and the Merger, are among the factors that could cause actual events or results to differ materially from Enterprises’ or Cox’s current expectations described herein.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 3, 2004 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Cox Holdings, Inc., Cox Communications, Inc., and Cox Enterprises, Inc. filed on November 3, 2004 (the “Schedule TO”)).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement as published on November 3, 2004 (incorporated by reference to Exhibit(a)(1)(G) to the Schedule TO).
(a)(2)	Letter to Stockholders of Cox Communications, Inc., dated November 3, 2004.*
(a)(5)(A)	Opinion of Goldman, Sachs & Co., dated October 19, 2004 (included as Annex A hereto).*
(a)(5)(B)	Joint Press Release Issued by Cox Communications, Inc. and Cox Enterprises, Inc., on October 19, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K of Cox Communications, Inc. filed October 25, 2004 (SEC file number 1-6590)).
(a)(5)(C)	Amended Complaint from In re Cox Communications, Inc. Shareholders’ Litigation, Consolidated in C.A. No. 613-N (Delaware) (incorporated by reference to Exhibit(a)(5)(A) to the Schedule TO).
(a)(5)(D)	Complaint from Brody v. Cox Communications, Inc., et al., 2004CV89198 (incorporated by reference to Exhibit(a)(5)(B) to the Schedule TO).
(a)(5)(E)	Complaint from Golombuski, et al. v. Cox Communications, Inc., et al., 2004CV89216 (incorporated by reference to Exhibit(a)(5)(C) to the Schedule TO).
(a)(5)(F)	Complaint from Durgin v. Cox Communications, Inc., et al., 2004CV89301 (incorporated by reference to Exhibit(a)(5)(D) to the Schedule TO).
(a)(1)(G)	Joint Press Release issued by Cox Communications, Inc., and Cox Enterprises, Inc., dated November 3, 2004 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
(a)(1)(H)	Notice to Participants of Cox Communications, Inc. Savings and Investment Plan and Tender Offer Instruction Form to be mailed by Vanguard Fiduciary Trust company to plan participants (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).
(a)(1)(I)	Frequently Asked Questions Regarding the Cox Common Stock Fund in the Cox Communications, Inc. Savings and Investment Plant to be mailed by the Vanguard Group to plan participants (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO).
(a)(1)(J)	Notice to Participants of Cox Communications, Inc. Employee Stock Purchase Plan and Tender Offer Instruction Form to be mailed by Cox Enterprises, Inc. to plan participants (incorporated by reference to Exhibit (a)(1)(M) to the Schedule TO).
(a)(1)(K)	Notice to Participants of Cox Communications, Inc. Long Term Incentive Plan, Option Cancellation Agreement and Long Term Incentive Plan Payment Instruction Form to be mailed by Cox Enterprises, Inc. to plan participants (incorporated by reference to Exhibit (a)(1)(N) to the Schedule TO).
(d)(1)(A)	Agreement and Plan of Merger, dated as of October 19, 2004 by and among Cox Communications, Inc. and Cox Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K (SEC file number 1-6590) of Cox Communications, Inc., filed on October 25, 2004).
(d)(1)(B)	Waiver, dated November 3, 2004 (incorporated by reference to Exhibit (d)(1)(B) to the Schedule TO).

*	Included in the distribution to Cox stockholders.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX COMMUNICATIONS, INC.

By:	/s/ JIMMY W. HAYES

Jimmy W. Hayes
Executive Vice President, Finance and
Chief Financial Officer

Dated: November 3, 2004

ANNEX A

Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
Tel: 212-902-1000 | Fax: 212-357-4451

PERSONAL AND CONFIDENTIAL

October 19, 2004

Special Committee of the Board of Directors

Cox Communications, Inc.
1400 Lake Hearn Drive
Atlanta, Georgia 30319

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Cox Enterprises, Inc. (“CEI”) and its affiliates) of the outstanding shares of Class A Common Stock, par value $1.00 per share (the “Shares”), of Cox Communications, Inc. (the “Company”) of the $34.75 per Share in cash proposed to be received by the holders of Shares in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 19, 2004 (the “Agreement”), by and among CEI, Cox Holdings, Inc., a wholly owned subsidiary of CEI (“Purchaser”), CEI-M Corporation, a wholly owned subsidiary of CEI (“Merger Sub”), and the Company. The Agreement provides for a tender offer (the “Tender Offer”) for all of the outstanding Shares, other than Shares held by CEI and Cox DNS, Inc., a wholly owned subsidiary of CEI (“DNS”), pursuant to which the Company and Purchaser will pay $34.75 per Share in cash for each Share accepted. The Agreement also provides that the Tender Offer is subject to the unwaivable condition that there shall have been validly tendered and not withdrawn the number of Shares which constitutes at least a majority of the outstanding Shares not held by CEI, DNS, Merger Sub, any of their respective affiliates or any officers or directors of the Company. Pursuant to the Agreement, Purchaser and DNS will contribute all Shares (including any Shares purchased by Purchaser pursuant to the Tender Offer) and all shares of Class C Common Stock, par value $1.00 per share (the “Class C Stock”), of the Company owned by them to Merger Sub immediately prior to the effective time of the Merger. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by CEI and its affiliates) will be converted into the right to receive $34.75 in cash.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Special Committee in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”).

Special Committee of the Board of Directors

Cox Communications, Inc.
October 19, 2004
Page Two

We expect to receive fees for our services in connection with the Transaction, including fees of $1,750,000 in the aggregate prior to the date hereof, $4,640,000 upon delivery of this letter, and 0.20% of the amount by which the aggregate consideration payable at the closing of the Tender Offer and the Merger to holders of Shares (other than CEI) exceeds the aggregate amount that would have been paid to such holders in the Tender Offer and the Merger had such per Share consideration been $32.67. The Company has also agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

In addition, we have provided certain investment banking services to the Company from time to time, including having acted as (i) co-manager in connection with the follow-on offering of Shares in August 1999, (ii) co-manager in the offering of exchangeable debentures of the Company in the aggregate principal amount of $1,108,000,000 in November 1999 and (iii) lender in connection with a five-year loan commitment in the aggregate principal amount of $40,000,000 in June 2004. We have provided certain investment banking services to CEI from time to time, including having acted as lender in connection with (i) a 364-day loan commitment in the aggregate principal amount of $10,000,000 in June 2003 and (ii) a five-year loan commitment in the aggregate principal amount of $40,000,000 in June 2004. We have also provided certain investment banking services to Cox Radio, Inc., an indirect subsidiary of CEI (“Cox Radio”), from time to time, including having acted as lender in connection with (i) a 364-day loan commitment in the aggregate principal amount of $6,000,000 in June 2003 and (ii) a five-year loan commitment in the aggregate principal amount of $15,000,000 in June 2004. We also may provide investment banking and other services to the Company, CEI, Cox Radio and their affiliates in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, CEI, Cox Radio and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company, Cox Radio and other affiliates of CEI for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2003; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain internal financial analyses and forecasts for the Company prepared by the Company’s management, including such management’s long-range plans, dated September 7, 2004 and Fall 2003, respectively, the presentation at the October 6, 2004 meeting of the Board of Directors of the Company and forecasts for the interim period ended September 30, 2004; audited financial statements of Discovery Communications, Inc. (“Discovery”) for the two fiscal years ended December 31, 2003; certain forecasts for Discovery prepared by the management of Discovery; and certain research analyst estimates for the Company and its affiliates. We also have held discussions with members of the senior management of the Company regarding

Special Committee of the Board of Directors
Cox Communications, Inc.
October 19, 2004
Page Three

their assessment of the past and current business operations, financial condition and future prospects of the Company and its affiliates. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent minority buyout transactions and certain recent business combinations and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. You have instructed us to take into account your views and the views of the Company’s management as to the significant risks and uncertainties relating to the ability of the Company to realize the long range plan, dated September 7, 2004, in the amounts and within the time periods contemplated thereby, including in light of developments material to competitive pressures affecting the Company and the forecasts by the Company’s management for the interim period ended September 30, 2004.

We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. We note that (i) CEI and its affiliates beneficially own approximately 72.8% of the combined voting power of the Shares and the Class C Stock; (ii) CEI has indicated to you that it has no interest in pursuing or permitting a business combination involving the Company or any of its operations other than a transaction in which CEI would be a purchaser of the Shares it does not already beneficially own and you have instructed us not to consider any such alternative transaction in rendering this opinion; and (iii) to your knowledge, no third party other than CEI has made any proposal to purchase most or all of the outstanding Shares as a single block, including during the time since the announcement of CEI’s proposal on August 1, 2004. Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

Special Committee of the Board of Directors

Cox Communications, Inc.
October 19, 2004
Page Four

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $34.75 per Share in cash to be received by the holders of Shares (other than CEI and its affiliates) in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

(GOLDMAN, SACHS & CO.)

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 3, 2004 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Cox Holdings, Inc., Cox Communications, Inc., and Cox Enterprises, Inc. filed on November 3, 2004 (the “Schedule TO”)).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement as published on November 3, 2004 (incorporated by reference to Exhibit(a)(1)(G) to the Schedule TO).
(a)(2)	Letter to Stockholders of Cox Communications, Inc., dated November 3, 2004.*
(a)(5)(A)	Opinion of Goldman, Sachs & Co., dated October 19, 2004 (included as Annex A hereto).*
(a)(5)(B)	Joint Press Release Issued by Cox Communications, Inc. and Cox Enterprises, Inc., on October 19, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K of Cox Communications, Inc. filed October 25, 2004 (SEC file number 1-6590)).
(a)(5)(C)	Amended Complaint from In re Cox Communications, Inc. Shareholders’ Litigation, Consolidated in C.A. No. 613-N (Delaware) (incorporated by reference to Exhibit(a)(5)(A) to the Schedule TO).
(a)(5)(D)	Complaint from Brody v. Cox Communications, Inc., et al., 2004CV89198 (incorporated by reference to Exhibit(a)(5)(B) to the Schedule TO).
(a)(5)(E)	Complaint from Golombuski, et al. v. Cox Communications, Inc., et al., 2004CV89216 (incorporated by reference to Exhibit(a)(5)(C) to the Schedule TO).
(a)(5)(F)	Complaint from Durgin v. Cox Communications, Inc., et al., 2004CV89301 (incorporated by reference to Exhibit(a)(5)(D) to the Schedule TO).
(a)(1)(G)	Joint Press Release issued by Cox Communications, Inc., and Cox Enterprises, Inc., dated November 3, 2004 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
(a)(1)(H)	Notice to Participants of Cox Communications, Inc. Savings and Investment Plan and Tender Offer Instruction Form to be mailed by Vanguard Fiduciary Trust company to plan participants (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).
(a)(1)(I)	Frequently Asked Questions Regarding the Cox Common Stock Fund in the Cox Communications, Inc. Savings and Investment Plant to be mailed by the Vanguard Group to plan participants (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO).
(a)(1)(J)	Notice to Participants of Cox Communications, Inc. Employee Stock Purchase Plan and Tender Offer Instruction Form to be mailed by Cox Enterprises, Inc. to plan participants (incorporated by reference to Exhibit (a)(1)(M) to the Schedule TO).
(a)(1)(K)	Notice to Participants of Cox Communications, Inc. Long Term Incentive Plan, Option Cancellation Agreement and Long Term Incentive Plan Payment Instruction Form to be mailed by Cox Enterprises, Inc. to plan participants (incorporated by reference to Exhibit (a)(1)(N) to the Schedule TO).
(d)(1)(A)	Agreement and Plan of Merger, dated as of October 19, 2004 by and among Cox Communications, Inc. and Cox Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K (SEC file number 1-6590) of Cox Communications, Inc., filed on October 25, 2004).
(d)(1)(B)	Waiver, dated November 3, 2004 (incorporated by reference to Exhibit (d)(1)(B) to the Schedule TO.

*	Included in the distribution to Cox stockholders.